EXHIBIT D-2


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION




CENTRAL ILLINOIS LIGHT COMPANY AND           :
AMEREN CORPORATION                           :
                                             :
                                             :
APPLICATION FOR AUTHORITY TO ENGAGE IN A     : 02-0428
REORGANIZATION AND ENTER INTO VARIOUS        :
AGREEMENTS, INCLUDING AGREEMENTS WITH        :
AFFILIATED INTERESTS, AND FOR SUCH OTHER     :
APPROVALS AS MAY BE REQUIRED UNDER THE       :
ILLINOIS PUBLIC UTILITIES ACT TO             :
EFFECTUATE THE REORGANIZATION.               :









                                      ORDER
                                      -----







DATED:  December 4, 2002

                                TABLE OF CONTENTS
                                -----------------

I.    PROCEDURAL HISTORY.....................................................1

II.   description of the reorganization......................................3

      A.    Companies and Affiliates Related to the Transaction..............3

            1.    CILCO......................................................3

            2.    CILCORP and AES............................................3

            3.    Ameren and Its Affiliates..................................4

      B.    The Reorganization Transaction...................................5

      C.    Applicants' Statement of Benefits................................5

III.  Relief Requested.......................................................6

IV.   Compliance with Section 7-204..........................................6

      A.    Finding 1: "[T]he  proposed  reorganization  will not
            diminish the utility's ability to provide adequate,
            reliable,  efficient, safe and least-cost public
            utility service."................................................7

      B.    Finding 2: "[T]he proposed  reorganization  will not
            result in the unjustified   subsidization  of
            non-utility  activities  by  the utility or its
            customers."......................................................7

      C.    Finding 3:  "[C]osts  and  facilities  are fairly and
            reasonably  allocated  between  utility and  non-utility
            activities in such a manner  that  the   Commission
            may  identify  those  costs  and  facilities  which
            are  properly  included  by  the  utility  for
            ratemaking purposes."............................................8

      D.    Finding 4: "[T]he proposed reorganization will not
            significantly impair the utility's ability to raise
            necessary capital on reasonable terms or to maintain a
            reasonable capital structure."...................................9

      E.    Finding 5: "[T]he  utility will remain  subject to all
            applicable laws,  regulations,  rules,  decisions and
            policies  governing the regulation of Illinois public
            utilities.".....................................................11

      F.    Finding 6: "[T]he  proposed  reorganization  is not likely to have a significant  adverse effect on competition in
            those markets over which the Commission has jurisdiction."......11

            1.    Applicants' Position......................................11


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


                  a.    Horizontal Market Power.............................11

                        (i)   Mr. Frame's Analysis..........................11

                  b.    Vertical Market Power...............................16

                  c.    Applicants' Additional Commitments..................17

            2.    IIEC's Position...........................................18

                  a.    Horizontal Market Power.............................18

                  b.    Vertical Market Power...............................22

            3.    Staff's Position..........................................23

                  a.    Overview............................................23

                  b.    Study Period........................................23

                  c.    Standard Applied....................................25

                  d.    Markets Examined....................................26

                  e.    Study Inputs and Assumptions........................26

                  f.    Study Results.......................................29

                  g.    Competitive Concerns................................31

                  h.    Staff's Analysis....................................32

                  i.    Number of Competitors...............................33

            4.    Commission Conclusion.....................................35

      G.    Finding 7: "[T]he proposed reorganization is not likely
            to result in any adverse rate impacts on retail customers.".....35

            1.    Applicants' Position......................................35

            2.    OAG's Position............................................36

            3.    Staff's Position..........................................37

            4.    OAG-Applicants Stipulation................................38

            5.    Commission Conclusion.....................................39

      H.    Allocation of Savings and Recovery of Costs.....................39


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


V.    Compliance with other Applicable lawS.................................40

      A.    Section 7-204A(a) Submission of Required Data...................40

      B.    Approval of Affiliated Interest Agreements......................40

            1.    CILCO Services Agreement..................................40

            2.    Fuel Services Agreement...................................40

      C.    Section 5-106:  Books and Records...............................41

      D.    Section 7-102...................................................41

      E.    Section 6-103...................................................41

VI.   Findings and ordering paragraphS......................................42

                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS LIGHT COMPANY AND           :
AMEREN CORPORATION                           :
                                             :
APPLICATION FOR AUTHORITY TO ENGAGE IN A     :   02-0428
REORGANIZATION AND ENTER INTO VARIOUS        :
AGREEMENTS, INCLUDING AGREEMENTS WITH        :
AFFILIATED INTERESTS, AND FOR SUCH OTHER     :
APPROVALS AS MAY BE REQUIRED UNDER THE       :
ILLINOIS PUBLIC UTILITIES ACT TO             :
EFFECTUATE THE REORGANIZATION.               :


                                      ORDER
                                      -----

By the Commission:

I.    PROCEDURAL HISTORY

      On June 19, 2002, Ameren Corporation ("Ameren")(1) and Central Illinois Light Company ("CILCO") (jointly, "Applicants") filed a joint application ("Application") with the Illinois Commerce Commission ("ICC" or "Commission") seeking approval for CILCO to engage in a reorganization (the "Reorganization") pursuant to Section 7-204 and 7-204A of the Illinois Public Utilities Act (the "Act"), (220 ILCS 5/7-204, 7-204A), and, to the extent applicable, Section 7-102 of the Act, (220 ILCS 5/7-102), after which CILCO would become a subsidiary of Ameren. The Application further seeks approval for CILCO's entry into two affiliated interest agreements under Section 7-101 of the Act, and approval under Section 5-106, allowing CILCO to maintain certain books and records outside of the State. Lastly, the Applicants request that the Commission approve CILCO's post-transaction capitalization under Section 6-103 of the Act.

      The following parties filed petitions to intervene in this proceeding: the Cities of Pekin and Peoria, Illinois (the "Cities"); the City of Springfield, Illinois ("CWLP"); a coalition of Illinois Industrial Energy Consumers ("IIEC"), comprising the Archer-Daniels-Midland Company, Caterpillar, Inc., Keystone Steel and Wire Company, Marathon Ashland Petroleum, Central Soya Company, Big River Zinc, Inc., and Williams Ethanol Services, Inc.; the People of the State of Illinois through the Office of the Attorney General ("OAG"); the Citizens Utility Board ("CUB"); and Freeman United Coal Company ("Freeman"). All of the above petitions were granted. Subsequently, Big River Zinc, Inc., and Williams

--------------------

(1) Ameren is the holding company parent of two other Illinois public utilities, Central Illinois Public Service Company ("AmerenCIPS") and Union Electric Company ("AmerenUE").

Ethanol Services, Inc. filed a motion to withdraw as parties from this proceeding. This motion was also granted.

      Pursuant to proper legal notice, a pre-hearing conference was held in this matter before a duly authorized Administrative Law Judge ("ALJ") of the Commission at its offices in Springfield, Illinois, on August 8, 2002. This matter was heard at that time and continued to August 16, 2002. The matter was again heard and continued to October 17, 2002. On October 11, 2002, the ALJ granted Applicants' Motion to Modify Schedule, to accommodate Applicants' filing of certain "Conditions of Approval" (the "Approval Conditions") that Applicants believed would minimize the contested issues in this proceeding. The ALJ continued the hearing to October 24, 2002.

      Evidentiary hearings were held in this matter on October 24 and 25, 2002. At the hearings, appearances were entered by counsel on behalf of Applicants, IIEC, OAG, Freeman and the Commission Staff ("Staff"), and by a representative on behalf of CWLP. The following nine witnesses presented evidence on behalf of Applicants in support of the Application: Gary L. Rainwater, President and Chief Operating Officer of Ameren; Warner L. Baxter, Senior Vice President of Finance and Chief Financial Officer of Ameren; Craig D. Nelson, Vice President - Corporate Planning of Ameren Services Company ("Ameren Services," an Ameren subsidiary); Thomas Voss, Senior Vice President - Energy Delivery of Ameren Services; Mark Birk, General Manager, Energy Delivery Technical Services of Ameren Services; Martin Lyons, Ameren's Controller; Scott Cisel, Senior Vice President of CILCO; Brenda Freeman, Investments Manager, CILCO Finance and Administration Team; and Rodney Frame, a Principal with Analysis Group/Economics.

      James R. Dauphinais, a Public Utility Regulation Consultant with Brubaker & Associates, Inc., presented testimony on behalf of the IIEC. David J. Effron, a Utility Regulation Consultant, testified on behalf of the OAG.

      The following nine Commission employees presented testimony on behalf of
Staff: Randy Rismiller, Manager of the Federal Energy Program in the Energy Division; Dr. Eric P. Schlaf, Economist in the Energy Division; Bruce A. Larson, Senior Energy Engineer in the Electric Section of the Engineering Department in the Energy Division; Dennis L. Anderson, Senior Energy Engineer in the Gas Section of the Engineering Department of the Energy Division; Michael McNally, Senior Financial Analyst in the Finance Department of the Financial Analysis Division; Dianna Hathhorn, Accountant in the Accounting Department of the Financial Analysis Division; Thomas Q. Smith, Accountant in the Accounting Department of the Financial Analysis Division; David A. Borden, Economic Analyst in the Policy Section of the Energy Division; and Serhan Ogur, Economic Analyst in the Federal Energy Program of the Energy Division. At the conclusion of the hearing on October 25, 2002, the record was marked "Heard and Taken."

      As a result of (i) Applicants' supplementing their initial filing with the Approval Conditions, which are attached hereto as Appendix A, and (ii) a


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


stipulation between Applicants and the OAG filed with the Commission on November 1, 2002, there were no contested issues in this matter. On November 14, 2002, Applicants submitted a Draft Proposed Order, which had previously been reviewed by all parties, and to which no party objected.

II.   DESCRIPTION OF THE REORGANIZATION

      A. COMPANIES AND AFFILIATES RELATED TO THE TRANSACTION

            1.    CILCO

      CILCO is an Illinois corporation, operating as a public utility pursuant to the Act, whose principal business is the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to over 201,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities.

      In Docket Nos. 02-0140/02-0153 (consolidated), the Commission entered an order approving the transfer of substantially all of CILCO's generation assets to a wholly-owned, but unregulated subsidiary, Central Illinois Generation, Inc. ("CIGI"). FERC has approved the transfer of CILCO's generation assets to CIGI as well as a power supply agreement between CIGI and CILCO. CILCO presently is engaging in various activities necessary to close that transfer.

      CILCO also has a retail marketing unit that negotiates special contracts with retail load within and outside of CILCO's service territory. Under the Commission's standards of conduct, CILCO has elected to operate as a functionally separated utility ("FSU"). If the Reorganization is approved, and CILCO thereby becomes a subsidiary of Ameren, CILCO intends to file, pursuant to authority under recently enacted legislation, a revised implementation plan to operate as an Integrated Distribution Company ("IDC"). The two existing Ameren utilities, AmerenCIPS and AmerenUE (jointly, the "Ameren Utilities"), have already elected to operate as IDCs.

            2.    CILCORP AND AES

      CILCORP is an Illinois corporation, operating as a holding company, which owns 100% of the common stock of CILCO. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES"), a global power company whose primary lines of business are electricity generation and distribution. AES' electricity generation business consists of sales to non-affiliated wholesale customers (generally electric utilities, regional electric companies, or wholesale commodity markets) for further resale to end-users. AES' electricity distribution business consists of direct sales to end-users such as commercial, industrial, governmental and residential customers. AES' generating assets include interests in 177 facilities totaling 59 gigawatts of capacity. AES' electricity distribution network sells over 108,000 gigawatt hours per year to over 16 million end-use customers. AES acquired 100% ownership of the common stock of CILCORP in 1999. Subsequent to the acquisition of CILCORP, AES acquired IPALCO Enterprises, Inc., another utility holding company. In a decision affirming AES' exempt status under the Public Utility Holding Company Act of 1935 ("PUHCA"), the SEC required AES to either divest its interest in CILCO or restructure, no later than March 27, 2003. AES elected to sell CILCORP to comply with the SEC's decision.

            3.    AMEREN AND ITS AFFILIATES

      Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under PUHCA and is the parent of two state-regulated utility subsidiaries, AmerenCIPS and AmerenUE, both of which provide electric and gas service to the public and are public utilities under Section 3-105 of the Act. AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to about 170,000 customers, in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under an agreement with Ameren Energy Marketing Company ("AEM"), an affiliate. AmerenCIPS engages only in passive provision of retail sales service, rather than engaging in an active retail marketing function; no AmerenCIPS employees negotiate competitive electric power supply arrangements with any retail customers, on any system. As noted above, AmerenCIPS has elected to operate as an IDC.

      AmerenUE is a Missouri corporation that provides electric service to approximately 62,000 customers and gas service to approximately 18,000 customers in Illinois, and electric service to nearly one million customers and gas service to over 100,000 customers in Missouri. AmerenUE owns 8,290 MW of electric generating capacity. AmerenUE engages only in passive provision of retail sales service rather than engaging in an active Illinois retail marketing function; no AmerenUE employees negotiate competitive power supply arrangements with retail load on any system in Illinois. As noted above, AmerenUE also has elected to operate as an IDC.

      Ameren also has several other subsidiaries, including: Ameren Services, which provides services to various Ameren affiliates; Ameren Energy Generating Company ("AEG"), which owns and operates over 4330 MW of electric generating capacity, all of which is located in Illinois and Missouri; AEM, which markets power and energy at wholesale and at retail, and has responsibility for all Ameren retail marketing in Illinois; Ameren Energy ("AE"), which provides short-term energy trading services and acts as agent to AmerenUE and AEG; and Ameren Energy Fuels and Services Company ("Ameren Fuels"), which provides generation fuels, natural gas procurement, management and related services for Ameren affiliates and other entities.

      B.    THE REORGANIZATION TRANSACTION

      Ameren and AES have entered into a stock purchase agreement (the "Purchase Agreement") pursuant to which Ameren will acquire all of the outstanding common stock of CILCORP in exchange for cash and the assumption of debt held by CILCORP and its subsidiaries. At the closing of the transaction, CILCORP will become a wholly-owned subsidiary of Ameren. Thus, Ameren will become the indirect owner of CILCO, and CILCO will do business as AmerenCILCO.

      Subsequent to the closing, CILCO will continue to operate as a separate company, and will not be merged into either of the two existing Ameren utilities. Ameren does not seek approval to eliminate CILCO as a company or to alter CILCO's rate areas or tariffs in any respect. Accordingly, unless and until otherwise authorized by this Commission, CILCO will maintain its own rate schedules. Applicants noted in the Application, however, that while CILCO will maintain its separate corporate existence, CILCO will be integrated fully into the Ameren system, and will receive corporate support and other services from Ameren affiliates.

      Ameren also stated that it intends to maintain CILCO's headquarters in Peoria. CILCO will operate as its own control area, within the Midwest Independent System Operator ("MISO"). On May 28, 2002, AmerenCIPS and AmerenUE informed the FERC of their intent to operate within the MISO. The Applicants made certain additional commitments in this regard, as noted below.

      C.    APPLICANTS' STATEMENT OF BENEFITS

      Applicants' witnesses Rainwater, Baxter and Voss described how the proposed transaction will benefit CILCO's customers and the competitive retail electric marketplace in Illinois.

      First, the Applicants state that the Reorganization will bring rate stability to CILCO's customers, with regard to both gas and electric rates. CILCO's electric rates are currently frozen, and, under recently enacted legislation, the Reorganization will extend that freeze for an additional two years. CILCO also commits that, except with respect to any proposed change in gas base rates filed with the Commission prior to the closing of this transaction, it will not propose an increase in gas base rates that would become effective prior to October 1, 2005. Additionally, Ameren and CILCO natural gas customers will benefit from Ameren's expected increase in buying power in gas purchasing, integration of pipeline transportation and storage agreements, and optimization of gas storage and delivery assets. These expected synergies will allow rate stability during a period when Ameren intends to enhance CILCO's performance.

      In addition, Ameren commits to improving CILCO's level of customer service, through implementation of Ameren's proven reliability and customer service methods. The Ameren Utilities have recently received top statewide rankings regarding reliability and customer service, in Commission reports and customer opinion surveys. Ameren is committed to its focus on customer service and efficient operation of delivery systems, and will continue this focus through and by the CILCO transaction.

      Ameren has also committed to implement various upgrades to its transmission system that will enhance the ability of providers not affiliated with Ameren to import electric power and energy into Illinois markets, including CILCO and Ameren. Accordingly, Ameren contends, the Reorganization will expand retail customers' options for choice among electric service providers.

III.  RELIEF REQUESTED

      Applicants have requested that the Commission enter an order granting the following relief: 1) authorizing Ameren and CILCO to reorganize as set forth in the Application pursuant to Sections 7-204 and 7-204A of the Act, and to the extent required, Section 7-102; 2) finding that the cost allocation principles reflected in the CILCO Services Agreement are reasonable; 3) a finding that CILCO's entry into the CILCO Services Agreement is prudent and reasonable and consenting thereto pursuant to Sections 7-101 and 7-204A(b); 4) a finding that CILCO's entry into a Fuel Services Agreement is prudent and reasonable and consenting thereto pursuant to Sections 7-101 and 7-204A(b); 5) authorizing CILCO to maintain certain books and records outside of the State of Illinois pursuant to Section 5-106; 6) approving the post-Reorganization capitalization of CILCO, as set forth in the Application pursuant to Section 6-103; and 7) authorizing, to the extent necessary, Applicants' performance of such other and further actions or transactions which are not contrary to the Act or the rules of the Commission, or inconsistent with the Application, as may be necessary and appropriate to carry out the actions and transactions proposed by the Application.

IV.   COMPLIANCE WITH SECTION 7-204

      The action of the Commission in this proceeding with respect to the transaction at issue in this matter is governed principally by Section 7-204, relating to the approval of reorganizations. A "reorganization" is defined in
Section 7-204 as: "any transaction which, regardless of the means by which it is accomplished, results in a change in the . . . ownership or control of any entity which owns or controls the majority of the voting capital stock of a public utility. . . ." This Section further provides that the "Commission shall not approve any proposed reorganization if the Commission finds, after notice and hearing, that the reorganization will adversely affect the utility's ability to perform its duties under this Act." 220 ILCS 5/7-204.

      In reviewing the proposed reorganization, the Commission is required under
Section 7-204 to make a series of findings, each of which is addressed in turn.

      A. FINDING 1: "[T]HE PROPOSED REORGANIZATION WILL NOT DIMINISH THE UTILITY'S ABILITY TO PROVIDE ADEQUATE, RELIABLE, EFFICIENT, SAFE AND LEAST-COST PUBLIC UTILITY SERVICE."

      Applicants contend that the Reorganization will enhance CILCO's service and offer many other opportunities for benefits. Applicants' witness Thomas Voss, Senior Vice President-Energy Delivery of Ameren Services, testified that:
1) AmerenCIPS is the top-rated Illinois electric utility in terms of reliability and customer service, based on reports filed with the ICC; 2) Ameren will make and follow through on the same commitment to improve customer service for CILCO's customers that it has made in its other service areas; and 3) in no regard will the quality of CILCO's service diminish.

      Mr. Voss further testified that the Reorganization will not alter the low-cost nature of CILCO's service. To the contrary, CILCO will obtain the benefits of scale within the larger Ameren organization, which, together with other synergies, will enable Ameren to hold the line on CILCO's rates while taking steps to improve CILCO's performance.

      Applicants contend that Ameren has a proven track record of high quality service in communities much like those that CILCO serves. In this regard, Ameren has a century of experience serving both smaller communities, such as Petersburg, Illinois, and large cities, including St. Louis, making it qualified to oversee CILCO's provision of service to its diverse service territory. After the Reorganization occurs, Applicants have committed to seeing that CILCO improves its performance.

      Staff witness Larson testified that after reviewing the Application, the testimony provided by the Applicants, and responses to data requests, he found no indication that the proposed reorganization would diminish the Applicants' ability to provide adequate, reliable, efficient and safe public utility service for its electric customers. Staff witness Anderson reached the same conclusion with respect to the Applicants' natural gas customers.

      Accordingly, the record supports a finding that the Reorganization will not diminish CILCO's ability to provide adequate, reliable, efficient, safe and least-cost public utility service.

      B. FINDING 2: "[T]HE PROPOSED REORGANIZATION WILL NOT RESULT IN THE UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES BY THE UTILITY OR ITS CUSTOMERS."

      As noted above, Applicant Ameren is a registered holding company under PUHCA and operates under clear and fair cost-allocation principles. The principles that Ameren and its regulated affiliates apply are reflected in the provisions of the Ameren General Services Agreement (the "Ameren GSA"), which the Commission approved in Docket No. 95-0551, and/or in the SEC's regulations. Applicants have proposed that CILCO enter into a services agreement (the "CILCO

Services Agreement") that is materially identical to the Ameren GSA. A copy of the CILCO Services Agreement was attached to the Application at Tab N.

      Applicants' witness Mr. Warner Baxter, Ameren's Chief Financial Officer, testified that costs will be allocated and charged to CILCO pursuant to: (1) the CILCO Services Agreement and (2) the SEC's rules. The CILCO Services Agreement and the SEC regulations will preclude any unjustified subsidization of non-utility activities.

      In addition, in the Approval Conditions, Applicants have agreed to file, within 90 days of closing, an application to consolidate the Ameren GSA and the CILCO Services Agreement into a single general services agreement.

      Staff witness Dianna Hathhorn, upon review of Mr. Baxter's testimony, the Application and its supporting documents, concluded that the Reorganization would not result in any unjustified subsidization.

      Accordingly, the record supports such a finding.

      C. FINDING 3: "[C]OSTS AND FACILITIES ARE FAIRLY AND REASONABLY ALLOCATED BETWEEN UTILITY AND NON-UTILITY ACTIVITIES IN SUCH A MANNER THAT THE COMMISSION MAY IDENTIFY THOSE COSTS AND FACILITIES WHICH ARE PROPERLY INCLUDED BY THE UTILITY FOR RATEMAKING PURPOSES."

      Ameren states that it will allocate and charge costs in accordance with the CILCO Services Agreement, which, as noted above, is materially identical to the Commission-approved Ameren GSA, and in accordance with the SEC's regulations. Moreover, in the Approval Conditions, Applicants have made the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551.

      Staff witness Hathhorn noted that Applicants have agreed to the following additional commitments: 1) Ameren Services and CILCORP will enter into a separate services agreement for any services between those two entities, 2) no new parties may be added to the CILCO Services Agreement without Commission approval, 3) Commission approval for asset sales or transfers would be necessary to the extent required under the Act, 4) upon closing the transaction, Ameren intends to add CILCORP and its subsidiaries as parties to Ameren's existing tax sharing agreement, and 5) Commission approval for services from Ameren to Ameren Services would be necessary to the extent required under the Act and the Commission's rules.

      Ms. Hathhorn testified that the foregoing commitments, together with those contained in the CILCO Services Agreement and Condition Y of the Applicants' Approval Conditions and with the other evidence, are sufficient to support a finding that the Reorganization will not result in any inappropriate allocation of costs. Thus, the record adequately supports entry of this finding.

      D. FINDING 4: "[T]HE PROPOSED REORGANIZATION WILL NOT SIGNIFICANTLY IMPAIR THE UTILITY'S ABILITY TO RAISE NECESSARY CAPITAL ON REASONABLE TERMS OR TO MAINTAIN A REASONABLE CAPITAL STRUCTURE."

      Applicants' witness Warner Baxter testified that the Reorganization should have a positive impact on CILCO's ability to raise capital on reasonable terms, because CILCO will become a subsidiary of a parent company that has a credit rating higher than that of AES. Mr. Baxter testified that, at the time of his testimony, Ameren had credit ratings (senior unsecured) of A2 from Moody's and A from S&P, while AES (CILCO's pre-transaction parent corporation) had ratings (senior unsecured) of Ba1 from Moody's and BB- from S&P. Ratings agencies have indicated that the proposed transaction is viewed as a positive influence on CILCO's financial health. Mr. Baxter noted that, as the overall financial strength of a utility (reflected by independent ratings) is the key factor in raising capital, there is no expectation that the transaction will have a material adverse effect on CILCO's ability to raise capital.

      Mr. Baxter also testified that the Reorganization will have no adverse effect on CILCO's capital structure. To the extent that GAAP accounting for the transaction requires entries that produce any changes in CILCO's capital structure, Applicants have committed that (with the Commission's authorization) CILCO will reverse the effect of any such entries for regulatory reporting and ratemaking purposes. As such, the recognition of any goodwill in connection with the Reorganization would not have any impact on rates, or on the assessment of CILCO's rate of return on common equity under Sections 16-111(d) and 16-111(e) of the Act. Additionally, Mr. Baxter testified that the transaction would have no impact on the manner by which CILCO has and will continue to service $475 million of debt outstanding at the CILCORP level.

      Upon review of Applicants' testimony and supporting documentation, Staff witness Michael McNally supported a Commission finding that the proposed Reorganization, subject to Approval Conditions K, N, O, and P, would not significantly impair CILCO's ability to raise necessary capital on reasonable terms or its ability to maintain a reasonable capital structure.

      Mr. McNally agreed that Ameren's ratings indicate that Ameren's current financial position is strong. Furthermore, both S&P and Moody's expect Ameren's corporate credit rating to remain in the A rating category upon completion of the acquisition. In contrast, CILCO's current parent, AES, is assigned much weaker corporate credit ratings, which indicates that AES' ability to meet its debt service obligations is speculative. Thus, as CILCO's parent, Ameren's financial strength will not significantly impair, and will more likely improve, CILCO's ability to raise equity on reasonable terms.

      Mr. McNally did note, however, that there are circumstances in which, in the absence of appropriate commitments, the Reorganization could impair CILCO's financial strength. Specifically, in their petition before the SEC seeking authorization for this same transaction, Applicants requested authorization for CIGI to issue up to $500 million additional long-term debt as well as authorization to refinance the $475 million in debt that CILCORP incurred when

AES acquired it. Mr. McNally testified that additional debt at CIGI would place an additional burden on CILCO in two ways: First, as a wholly-owned subsidiary of CILCO, CIGI debt would increase the riskiness of CIGI's cash flows, which in turn, would increase CILCO's risk and hinder CILCO's ability to support CILCORP's debt. Second, in the event that CIGI defaults on that debt, CILCO could be held liable unless measures are taken to insulate CILCO from CIGI. Mr. McNally noted also that Applicants' request for authority to refinance the $475 million in CILCORP debt could extend the term of maturity for one of the two CILCORP notes by up to 20 years and, as such, extend CILCO's exposure to that note to the detriment of CILCO's ability to raise necessary capital on reasonable terms for utility purposes. Mr. McNally said that, according to S&P, no barriers meaningfully restrict CILCORP's access to the assets and cash flow of CILCO, and CILCORP's financial profile remains "extremely frail." Mr. McNally said that, given that the Commission cannot control the actions of CILCO's non-regulated affiliates, and given CILCORP's "extremely frail" financial profile, CILCO could ultimately be liable for both the CIGI debt and the $475 million acquisition debt. This potential burden could significantly impair CILCO's financial strength and, thus, its ability to raise debt on reasonable terms in the long term, despite the prospect of a near term improvement in CILCO's financial strength.

      Mr. McNally went on to note that certain of the Approval Conditions mitigate his concerns. Condition K of the Approval Conditions would ensure that Staff of the Commission is informed of requests to, and the effect of authorizations received from, the SEC that may affect Illinois ratepayers.

      Conditions N and P require the Applicants, at least through January 1, 2007, to demonstrate to the Commission that the transactions described therein are in the public interest or that the public would be convenienced thereby, and to obtain Commission approval before such transactions can be executed. Mr. McNally explained that Condition N, part (ii), precludes CILCO from being held liable for the debt of a non-regulated affiliate. This potential burden would increase the riskiness of CILCO, thereby significantly impairing its ability to raise necessary capital on reasonable terms and adversely affecting utility rates. Further, Condition P allows the Commission to assess the effect on CILCO's financial strength of transferring CIGI in return for promissory notes if Ameren sought to transfer CIGI under Section 16-111(g)(vi) of the Act. A default by the issuer of such promissory notes would adversely affect CILCO's ability to raise capital on reasonable terms.

      Condition O commits Ameren to retire as expeditiously as possible the $475 million in senior notes issued to finance AES' acquisition of CILCORP. The burden of indirectly servicing that debt could significantly impair CILCO's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure.

      In Mr. McNally's judgment, the Reorganization, subject to Approval Conditions K, N, O, and P, meets the criteria of Section 7-204(b)(4) of the Act.

      Accordingly, the Commission finds that the record supports entry of this finding.

      E. FINDING 5: "[T]HE UTILITY WILL REMAIN SUBJECT TO ALL APPLICABLE LAWS, REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES."

      The record shows that CILCO will remain an Illinois public utility, subject to all applicable laws and rules. In Conditions U1 and U2 of the Approval Conditions , Applicants have made commitments to ensure that the Commission would not be preempted from regulating certain aspects of their businesses solely due to Ameren's status as a registered holding company under PUHCA. Accordingly, the record supports this finding.

      F. FINDING 6: "[T]HE PROPOSED REORGANIZATION IS NOT LIKELY TO HAVE A SIGNIFICANT ADVERSE EFFECT ON COMPETITION IN THOSE MARKETS OVER WHICH THE COMMISSION HAS JURISDICTION."

      Three parties -- Applicants, the Staff, and IIEC -- addressed this issue. While there were some significant differences in approach among them, all ultimately concluded that, subject to the Approval Conditions, the Reorganization will not be likely to significantly adversely affect Illinois retail electric markets.

            1.    APPLICANTS' POSITION

                  A.    HORIZONTAL MARKET POWER

                            (I) MR. FRAME'S ANALYSIS

      Applicants presented the testimony of Rodney Frame, a Principal with Analysis Group/Economics. Mr. Frame was asked by Applicants to provide a competitive assessment of the transaction, and in particular to perform the Competitive Analysis Screen that is described in Appendix A of FERC Order No. 592, (FERC's Merger Policy Statement),(2) and in Order 642, (Revised Filing Requirements Under Part 33 of the Commission's Regulations).(3) An Appendix A analysis addresses potential horizontal market power concerns that might arise from a contemplated merger. Mr. Frame also examined whether the transaction might create vertical market power concerns. The Appendix A analysis focuses on markets for short-term or non-firm energy.

      In addition to assessing the merger's effects on short-term and non-firm energy markets through an Appendix A analysis, he also considered whether the merger will have an adverse effect on competition to supply short-term capacity

--------------------

(2) Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 77 FERCP. 61, 263, issued December 18, 1996 ("Merger Policy Statement").

(3) Revised Filing Requirements Under Part 33 of the Commission's Regulations, Final Rule in Docket No. RM 98-4-000, Order 642, 93 FERC P. 61, 164, issued November 5, 2000 ("Order 642").

and long-term capacity. Mr. Frame explained that, as concerns the latter, examinations of market power in long-term capacity markets generally focus upon perceived entry barriers. He stated that, because neither of the Applicants has the ability to erect barriers to those that might compete with them in the construction of new generation capacity, he concluded that the merger will not have an adverse effect on competition to supply long-term capacity. As concerns short-term capacity, he found that, while Ameren has capacity in excess of that required to meet its firm load plus planning reserve obligations in the near term, which could be used to support short-term capacity sales, CILCO does not have any such excess capacity. Accordingly, CILCO cannot reasonably be viewed as a seller in short-term capacity markets and the proposed transaction, therefore, will not combine two formerly independent sellers of short-term capacity or eliminate competition among them.

      To perform the Appendix A Competitive Analysis Screen that is used for examining non-firm or short-term energy markets, he assembled available data concerning generator costs and other characteristics, load levels by time period, long term purchases and sales contracts, market prices, transmission prices and losses (both for existing single system and regional tariffs) and transmission capacities between various market participants including Applicants and interconnected utilities. Ameren's utility affiliates are interconnected with numerous other regional suppliers and control areas while CILCO is interconnected with only a few. All of the entities with which CILCO is directly interconnected also are directly interconnected with Ameren. Mr. Frame's analysis included as separate destination markets each of the entities that are directly interconnected with both Ameren and CILCO and also most of the other entities that are interconnected with only Ameren but not CILCO. He also assembled data on historical wholesale transactions of applicants to determine whether this initial list of destination markets should be expanded. Based upon this review, as well as the results that he reported for the individual destination markets that are included in his analysis, he concluded that there was no need to expand the initial list of destination markets.

      Mr. Frame explained that the Appendix A Competitive Analysis Screen focuses upon Economic Capacity and Available Economic Capacity. Economic Capacity is all generation capacity located within the relevant destination market, or generation capacity that can be delivered there, after accounting for transmission prices, losses and limits, at a delivered price that is no more than 1.05 times the competitive price in the market. Available Economic Capacity is equal to Economic Capacity less the capacity required to meet firm retail and pre-existing wholesale load commitments. To develop computations for Economic Capacity and Available Economic Capacity, he first determined the "competitive" price for each destination market. He developed a range of prices for this purpose from publicly available historical and forward price information.

      In determining which generators could deliver Economic Capacity and Available Economic Capacity, Mr. Frame used the generation cost and transmission price and loss data which had been assembled. Transmission flows into each destination market were capped by transmission limits. The transmission data that he used was developed by Ameren. Mr. Frame used three types of transmission limits for the Appendix A analysis: non-simultaneous single path limits between individual control areas, directional limits that included all paths into the control area being analyzed from a single direction (e.g., into Ameren from the west) and simultaneous limits that reflected all paths into the control area being analyzed from all directions.

      Pre-transaction and post transaction shares and Herfindahl-Hirshmann Indexes ("HHIs") were computed using both the generation within each destination market as well as generation that could be delivered to the destination market from the outside up to appropriate (non-simultaneous, directional and simultaneous) transmission limits. The HHI for a market is equal to the sum of the squared market shares of the individual firms in the market. Thus, a market with four equally sized competitors has an HHI of 2,500 (i.e., 25(2) x 4 = 625 x 4 = 2,500) and a market with 10 equally sized competitors has an HHI of 1,000 (i.e., 10(2) x 10 = 100 x 10 = 1,000).

      Mr. Frame's computations for the Available Economic Capacity measure were performed in the same fashion except that each supplier's load and firm long term wholesale obligations were deducted from its Economic Capacity in order to determine the Available Economic Capacity that it might have available to sell in the destination market. Mr. Frame explained that determining Available Economic Capacity is becoming increasingly difficult as retail customer choice evolves. For his study, the implementation of retail customer choice most importantly affects determination of Available Economic Capacity for suppliers in Illinois. The process he used was to assume that each traditional supplier (including applicants) that historically had a native load sales obligation continued to serve that same native load. He determined each traditional supplier's native load obligation using publicly-filed data on load shapes and peak demands except for Ameren and CILCO's peak demands, which were supplied by those entities. As appropriate, the peak demands were escalated to 2003, the study year for his analysis.

      For his base case analysis, Mr. Frame computed and compared pre- and post-merger HHIs, for a number of different destination market, season and load level combinations. He examined 15 different destination markets, three seasons (summer, winter and spring/fall) and five different load levels within each season. These different load levels and seasons collectively establish a range of demand and price levels, reflect different generator capabilities and availabilities and incorporate different base case uses of the transmission system. As indicated, he did the analyses both for Economic Capacity and Available Economic Capacity.

      Mr. Frame stated that his analyses employ a variety of conservative assumptions. He explained that, by "conservative," he meant that he selected a technique or assumption that, in comparison to available alternatives, produces higher HHIs and higher HHI changes. If the transaction safely falls short of threshold levels for concern about transaction-induced competitive problems when these conservative assumptions are employed, one can be assured that it also will fall short of those threshold levels in cases where less conservative assumptions are employed.

      Mr. Frame explained that, in an Appendix A analysis, the measured influence of any one supplier naturally will be greatest inside the control area where its generation assets are located. Moreover, given the traditional vertically-integrated structure of the industry, coupled with exclusive or largely exclusive service territories, the HHIs for Economic Capacity inside of a traditional supplier's control area inevitably will be in the range that the joint U.S. Department of Justice-Federal Trade Commission "Horizontal Merger Guidelines" ("Merger Guidelines") refers to as a "highly concentrated" market. Under the Merger Guidelines, a highly concentrated market is one where the HHI is 1,800 or more while a "moderately concentrated market" is one where the HHI is between 1,000 and 1,800. An "unconcentrated" market under the Merger Guidelines is one where the HHI is less than 1,000.

      Under the Merger Guidelines, which were adopted by the Commission in its Merger Policy Statement, a "screen violation" occurs if the merger-induced HHI change is greater than 50 in a highly concentrated market and greater than 100 in a moderately concentrated market. The HHI change from a merger generally is given by the formula 2 x a x b, where "a" and "b" are the pre-merger market shares of each of the merging parties. If one of the merging parties has a market share of 50 percent (which means that the market will be highly concentrated, because that one party's HHI contribution i.e., 502 = 2,500, by itself is greater than the 1,800 HHI level that defines a highly concentrated market under the Merger Guidelines), a screen violation will occur if the other merging party has a market share in excess of 1/2 of one percent. Mr. Frame noted that a very minor adjustment to the "2 x a x b" formula is required to assess the concentration effects of Ameren's proposed acquisition of CILCO because CILCO is being sold by AES, another market participant, whose market share, and therefore HHI contribution, is decreased as a result of the transaction.

      Outside the control area where its generation assets are located, the measured influence of a supplier decreases principally because the supplier's generation capacity must be adjusted to account for transmission limits and to a lesser extent because additional transmission charges and losses may be incurred. The effects of these adjustments increase as the destination market becomes more remote from the supplier's generation.

      CILCO has interconnections only with Ameren, Commonwealth Edison Company ("ComEd"), Illinois Power Company ("IP") and CWLP. Each of these entities also is interconnected with Ameren. CILCO naturally will have a large market share, and therefore HHI contribution, inside its own control area but, because it is a relatively small supplier -- owning generation capacity of only approximately 1,200 MW -- has only a limited market share (and HHI contribution) outside its control area. Mr. Frame explained that the fact that Ameren and CILCO are both traditional, vertically integrated electric suppliers that are directly interconnected with each other suggests, almost inevitably, that there will be screen violations in the Ameren and CILCO destination markets with the transaction. However, CILCO's relatively small size suggests that, as a general matter, there are not likely to be significant screen violations in other destination markets. The only exception is likely to be the CWLP destination market, simply because CWLP is directly interconnected with only three other entities, Ameren, CILCO and IP, and two of these three will be combined into one under the transaction. ComEd and IP also are directly interconnected with both Ameren and CILCO but screen violations seem much less likely in these two destination markets simply because each has several important interconnections with entities other than Ameren and CILCO and because of CILCO's relatively small size.

      Mr. Frame's Appendix A Competitive Analysis Screen centered on (1) Ameren and CILCO, (2) the three entities that are interconnected with both Ameren and CILCO (i.e., ComEd, CWLP and IP) and (3) ten other entities that are interconnected with Ameren but not CILCO. The transaction produces screen violations in each of the Ameren, CILCO and CWLP destination markets for both the Economic Capacity and Available Economic Capacity measures. There are no screen violations in the ComEd and IP markets, or in any of the other markets examined.

      Mr. Frame stated that the fact that there are screen violations in the Ameren and CILCO markets is not surprising. Ameren and CILCO are directly interconnected and each (naturally) controls a high percentage of the pre-transaction supply in their respective control areas. Under these circumstances, screen violations will occur even if the other merging partner -- e.g., Ameren for the CILCO destination market and CILCO for the Ameren destination market -- has only a very small market share.

      To mitigate concerns about the potential for transaction-induced market power that otherwise might be suggested by the screen violations in the Ameren and CILCO destination markets, Ameren initially agreed, as a condition of merger approval, to implement certain transmission system upgrades that will allow increased power flows in and around the area traversed by its transmission system.(4) To increase import capability into the Ameren control area, Ameren proposed to upgrade the current transformers and bus conductors at its West Frankfort and East Frankfort substations and to fund the upgrade of terminal equipment (bus conductor, wave trap, disconnect switch, current transformers and breaker) at IP's Baldwin substation. To increase import capability into the CILCO control area, Ameren proposed to reconductor (change to a higher ampacity) a 50 mile 138 kV line between Tazewell and East Springfield.

      Mr. Frame examined the effects of implementing these proposed transmission system upgrades on concentration in the Ameren and CILCO destination markets. He found that screen violations remain in both the Ameren and the CILCO destination markets.

--------------------

(4) Ameren also has made commitments with respect to the CWLP market, but those commitments are not addressed herein.

      Mr. Frame testified that the remaining screen violations in the CILCO destination market do not suggest any real competitive problems. One effect of the transaction is to remove from the market some generating capacity that otherwise would have been independently-supplied (e.g., the Ameren generating capacity participating in the CILCO destination market). He stated that the effect of implementing the mitigation measures will be to increase market size, by allowing more external supplies to enter the destination market after the transaction than before. He stated that a useful comparison is between (1) the amount of independent supply that the transaction takes out of the market, and
(2) the amount of new supply that the mitigation allows to be brought in. Mr. Frame stated that for the CILCO destination market, Ameren's initially proposed mitigation measures always allow more new supply from other market participants than the amount of independent supply that is taken from the market when Ameren and CILCO are combined. Accordingly, he found that the combined effects of the transaction and the proposed accompanying mitigation are pro-competitive notwithstanding what the HHI changes might suggest. Mr. Frame stated that customers are better off after than before the transaction and accompanying mitigation, because the independent supply that is competing to serve them is greater. For this reason, Mr. Frame concluded that the remaining screen violations in the CILCO market, after accounting for the proposed mitigation, do not suggest any real competitive problems from the transaction and therefore should be disregarded.

                  B.    VERTICAL MARKET POWER

      Mr. Frame stated that he did not believe that the transaction presents realistic concerns about vertical market power. Principal vertical market power concerns involving wholesale electricity supply generally are associated with fears that vertically integrated transmission owners will use their transmission assets to favor sales of their generation over sales of generation by their competitors. However, CILCO is already a member of the MISO, which has assumed operational control of its transmission system and the transmission systems of several other Midwest entities. Ameren has stated its intention to join the MISO and have the MISO assume operational control of its transmission facilities as well. Accordingly, there should be no legitimate concern that the Applicants will be able to use their transmission assets in an anticompetitive fashion.

      Both Ameren and CILCO own local gas distribution networks and, in principle, there could be concern that the Applicants might use control of their gas distribution networks to deny gas transport to their generation competitors. However, Mr. Frame testified that there are no independently-owned electric generators (i.e., owned by an entity other than Ameren or CILCO) that make wholesale electricity sales and receive gas transport over CILCO's local distribution networks and only a single such generating unit (a small combustion turbine owned by the Columbia MO Municipal System) that receives gas transport over Ameren's local distribution network. Accordingly, concerns on this score would appear misplaced. Moreover, there are six interstate pipelines that traverse Ameren's service territory (Panhandle Eastern Pipeline, Mississippi River Transmission, Natural Gas Pipeline, Texas Eastern Transmission Company, Trunkline and Midwestern) and five that traverse CILCO's service territory

(Panhandle Eastern, ANP Pipeline, Natural Gas Pipeline, Trunkline and Midwestern). Northern Border Pipeline and Alliance Pipeline also come very close. Rather than receive local gas transport from either Ameren or CILCO, it is likely that any new gas-fired generator in the area would locate in proximity to one or more of these interstate pipelines and avoid entirely the need to procure local transport from Ameren post-transaction.

      Mr. Frame also considered whether vertical market power issues might arise from the proposed transaction because Ameren or CILCO control the supply of other inputs that their generation competitors might need. He determined that, while there are certain fuel and fuel transport facilities that the applicants own, it is not reasonable to consider any of these as "entry barriers" that might thwart their generation competitors. Accordingly, he concluded that the proposed merger does not present any legitimate concerns about the creation or exercise of vertical market power.

                  C.    APPLICANTS' ADDITIONAL COMMITMENTS

      Applicants' witness Nelson filed Supplemental Direct Testimony, in which he sponsored the Approval Conditions, which are 25 separate conditions to approval that Applicants are willing to accept, as a package, in order to achieve closing of the transaction in a timely manner. The Approval Conditions contain several conditions that relate to the market power inquiry.

      Certain of the conditions are intended to promote development of independent generation, both large and small, within the Ameren service territories. Applicants will develop and make available a list of optimal generating sites within the Ameren and CILCO service territories. Ameren will also waive certain generator interconnection study costs, both for large IPP projects and small generators.

      Other conditions are intended to enhance import capability into the Ameren and CILCO territories. Ameren has committed to expanding CILCO's import capability in two phases. During Phase I, Ameren will increase Simultaneous FCITC into CILCO by 192 MW; during Phase II, Ameren will increase the Simultaneous FCITC by an additional 189 MW. Ameren also agreed to a specific methodology by which to measure the increases it achieves, and to a procedure by which the Commission can review and approve Ameren's progress. Ameren also committed to complete the two specific transmission projects described above (East-West Frankfort and Baldwin Station) to improve Ameren's import capability within 270 days of closing.

      Ameren also agreed to interim mitigation measures, pending completion of the transmission upgrades. Ameren will make 100 MW of power and energy available during Phase I to non-affiliated providers within the CILCO control area at the Commission-approved Market Value Index, and 50 MW available during Phase II. Ameren further agreed to penalties for failure to complete transmission projects by the deadlines specified in the conditions. Ameren agreed as well to suspend transition charge recovery in the AmerenCIPS, AmerenUE and CILCO territories from June, 2003 through at least May, 2005, and to conform the non-rate provisions of the delivery service tariffs in the three service territories (AmerenCIPS, AmerenUE and CILCO).

      So as to not further increase Ameren corporate control over generation sources in the CILCO market, Ameren also agreed that neither it nor its affiliates would purchase power from any new, unaffiliated capacity installed in the CILCO control area prior to 2010, provided that CILCO would be permitted to purchase such power at any time to serve its native load.

      Finally, Ameren committed to expend its best efforts to ensure that its transmission systems and power markets will be under the control of a single, fully operational FERC-approved regional transmission organization ("RTO") by December 31, 2004. Ameren made various commitments in this regard with respect to the scope of the RTO's authority and the Commission's ability to review and approve changes in RTO affiliation.

            2.    IIEC'S POSITION

      IIEC presented the testimony of James R. Dauphinais, a consultant with Brubaker & Associates. Mr. Dauphinais testified that the Approval Conditions provide sufficient mitigation of the increase in horizontal and vertical market power that would have otherwise occurred under the Applicants' transaction. Mr. Dauphinais recommended that the Commission approve the Applicants' proposed transaction subject to the Approval Conditions.

                  A.    HORIZONTAL MARKET POWER

      Mr. Dauphinais disagreed with Mr. Frame's direct application of FCITC to the analysis. Mr. Dauphinais testified that Appendix A requirements call for the use of ATC values, not FCITC. Moreover, the requirements call for adding back into ATC those firm transmission rights that are short-term in nature. He stated that Mr. Frame is correct that ATC information from the OASIS is only really available for 13 months at a time. Therefore, the OASIS ATC values are on occasion artificially too low producing understated HHI changes. However, he stated Mr. Frame's direct use of FCITC results in his analysis understating absolute HHIs and overstating changes to the HHIs due to the transaction. According to Mr. Dauphinais, this is because FCITC is not a commercially available product.

      Mr. Dauphinais testified that a more precise approach for an Appendix A analysis, especially for retail markets where customers are predominantly (if not entirely) purchasing firm power, would be to back into an "Effective Firm ATC" by taking the FCITC values, adjusting them down for Transmission Reliability Margin ("TRM"), adjusting them up for base case load flow imports into the destination market (effectively adding back in short-term firm transmission rights consistent with Appendix A), and finally adjusting the value down for Capacity Benefit Margin ("CBM"). The portion of FCITC consumed by CBM and TRM is not commercially available for firm transmission service, and should, according to Mr. Dauphinais, be deducted from FCITC in determining firm ATC.

      According to Mr. Dauphinais, the Effective Firm ATC is transfer capability that would be commercially available to market participants if there were currently no firm transmission reservations for delivery into the destination market. For Economic Capacity, which in itself assumes no pre-existing generation commitments, the use of Effective Firm ATC will give estimates of absolute HHIs and changes to HHIs that are more consistent with the FERC's requirements for Appendix A.

      Mr. Dauphinais derived Effective Firm ATC values for imports into the CILCO destination market for the summer season without any mitigation measures. According to Mr. Dauphinais, the CILCO destination market has the most severe screen violations and those violations are generally the most severe in summer months when transmission facilities have lower ratings due to higher ambient temperatures. He prepared a sensitivity analysis for the summer season for CILCO for the transaction using Mr. Frame's proprietary model. The results were as follows:

            TRANSACTION WITH NO MITIGATION

                  CILCO DESTINATION MARKET

                  ECONOMIC CAPACITY

                  HERFINDAHL-HIRSCHMAN INDICES

                                                         SUMMER    LOAD

                                         LEVEL

                                         1       2      3       4      5
                                      ------- -------------- -----------
            FCITC
               Pre-Transaction HHI    2,904   2,659  2,699   2,773  1,366
               Post-Transaction HHI   3,727   3,519  3,602   3,839  1,508
               HHI Change             823     859    903     1,066  141
            Effective Firm ATC
               Pre-Transaction HHI    3,933   3,652  3,699   3,743  1,525
               Post-Transaction HHI   4,953   4,735  4,847   5,088  1,814
               HHI Change             1,019   1,083  1,148   1,346  289


      Mr. Dauphinais stated that these results show the extent to which Mr. Frame's results understated the absolute competitiveness of the destination market. While the HHI changes are higher as well in this case without mitigation measures, with mitigation measures applied, the change in HHIs due to the transaction will be lower when using the more precise Effective Firm ATC Values rather than FCITC. Mr. Dauphinais indicated that the use of FCITC incorrectly shows significant screen violations after the transmission mitigation measures in the conditions have been added.

      Mr. Dauphinais testified that the adverse impact of the transaction on competition in the Ameren market was substantially addressed by the Applicants' initial mitigation proposal (i.e., the mitigation plan offered before Applicants submitted the Approval Conditions), but significant problems still exist with the CILCO market for Economic Capacity due to the transaction, even when the transmission mitigation measures offered in the Applicants' initial filing were included.

      Mr. Dauphinais performed an Appendix A analysis with these upgrades using Effective Firm ATC instead of FCITC for the summer season for Economic Capacity in the CILCO destination market using Mr. Frame's model. The results of this analysis are summarized below:


            TRANSACTION WITH CILCO MITIGATION PROJECTS

                  CILCO DESTINATION MARKET

                  ECONOMIC CAPACITY

                  HERFINDAHL-HIRSCHMAN INDICES

                                                           SUMMER    LOAD

                                           LEVEL

                                           1       2      3       4      5
                                        ------- ------ ------- ------ -----
            FCITC

               Pre-Transaction HHI      2,904   2,659  2,699   2,773  1,366
               Post-Transaction HHI     3,325   3,125  3,199   3,444  1,483
               HHI Change               421     465    500     671    117
            Effective Firm ATC
               Pre-Transaction HHI      3,933   3,652  3,699   3,743  1,525
               Post-Transaction HHI     4,288   4,073  4,166   4,406  1,579
               HHI Change               355     421    467     663    54


      Mr. Dauphinais explained that these results show that even when Effective Firm ATC is used to more precisely calculate the HHIs, there continues to be a problem with Economic Capacity in the CILCO destination market. However, the problem is less severe than HHIs calculated using FCITC suggest.

      Mr. Dauphinais performed an Appendix A analysis for the CILCO destination market with all of mitigation projects in the Approval Conditions in place, using Mr. Frame's model. The analysis was conducted using Effective Firm ATC consistent with Mr. Dauphinais' other analyses. The results were as follows:

            TRANSACTION WITH CILCO MITIGATION PROJECTS

                  AND ADDITIONAL CILCO MITIGATION PROJECTS

                  CILCO DESTINATION MARKET

                  ECONOMIC CAPACITY USING

                  EFFECTIVE FIRM ATC

                  HERFINDAHL-HIRSCHMAN INDICES

                                                           SUMMER    LOAD

                                           LEVEL

                                           1       2      3       4      5
                                        ------- ------ ------- ------ -----

               Pre-Transaction HHI      3,933   3,652  3,699   3,743  1,525
               Post-Transaction HHI     3,800   3,586  3,671   3,920  1,508
               HHI Change               (133)   (66)   (28)    177    (17)


      These results show that all Economic Capacity screens except the Summer 4 load level are met for the CILCO destination market with both the CILCO Mitigation Projects and Additional CILCO Mitigation Projects added. However, even the Summer 4 load level is significantly mitigated. Final resolution of the Summer 4 load level is achieved through mitigation measures other than transmission upgrades to which the Applicants have committed under the Approval Conditions.

      Mr. Dauphinais believes that the remaining screen violation for the CILCO destination market is resolved by the non-transmission mitigation provisions of the Approval Conditions, including the listing of preferred generation sites, reimbursement of generation interconnection study costs, and encouragement of small generators.

      He stated that the listing of preferred generation sites will help guide third-party generation developers to attractive sites in the CILCO, AmerenUE/Illinois and AmerenCIPS service territories that are conducive to new generation development. This reduces barriers to generation market entry in the Ameren and CILCO destination markets. Reducing barriers to entry in the generation market helps to mitigate any residual horizontal market power that will exist in the Ameren and CILCO destination markets following completion of the Applicants' transaction.

      Mr. Dauphinais also explained that the benefit of reimbursing generation interconnection costs for a limited period will reduce the cost of interconnection for third-party generators in the Ameren and CILCO destination markets and, thus, serve as an incentive to these generators. This reduces barriers to entry and thus reduces any residual market power in those destination markets.

      Mr. Dauphinais explained that the benefit of encouraging small generators further lowers the barriers to entry for smaller third-party generators. He noted that a large number of new diversely owned small generators would be more effective at reducing residual horizontal market power than a small number of diversely owned large generators because it results in lower HHI values. Therefore, according to Mr. Dauphinais, it is desirable from a market power mitigation perspective to provide additional encouragement for smaller third-party generators.

      Mr. Dauphinais explained how the elimination of the CILCO, AmerenCIPS and AmerenUE/Illinois transition charges until at least June 30, 2005 is beneficial. Transition charges amount to a premium that must be paid by retail customers who choose to use retail access. Moreover, there is no product in either the wholesale or retail electricity markets that allows retail customers or their RES to hedge against changes in transition charges. Thus, the transition charge contributes to the Applicants' market power at retail. The Applicants' elimination of the transition charge as outlined in the Approval Conditions will mitigate this retail market power concern at least through June 30, 2005.

      The Approval Conditions provide for verification that the CILCO mitigation projects and additional CILCO projects will actually provide the additional 192 MW and 189 MW, respectively, of additional transmission capacity for imports. Approval Condition C.1 calls for the Applicants to perform an analysis no more than 120 days and no less than 60 days before the completion of the CILCO Mitigation Projects and then again before the completion of the Additional CILCO Projects. The results will be subject to the review and approval of the Commission. This will allow the Commission to verify that the additional transmission capability for imports into the CILCO destination market (as shown by an equivalent increase in simultaneous FCITC) is actually provided.

                  B.    VERTICAL MARKET POWER

      Mr. Dauphinais stated his view that certain of the Approval Conditions provide additional assurances related to vertical market power concerns. The Applicants have committed to expend their best efforts to ensure their Illinois transmission systems and power markets will be under the control of a single, fully operational FERC-approved RTO by December 31, 2004. They have also committed to use their best efforts to ensure that the RTO has operational authority to approve and implement transmission service schedules, approve all outages of critical transmission facilities and to implement the necessary congestion management procedures. The Applicants have also agreed that they will not change their RTO affiliation prior to 2008 if such a change would produce a new or different RTO seam in Illinois unless the Applicants obtain this Commission's approval under a public interest standard. Mr. Dauphinais stated that these provisions further ensure the Applicants will not likely be able to exercise vertical market power through their ownership of transmission facilities.

            3.    STAFF'S POSITION

                  A.    OVERVIEW

      The Staff presented the testimony of four witnesses with respect to the effect of the Reorganization on retail markets: Randy Rismiller, the Director of the ICC's Federal Energy Program with the Energy Division; Serhan Ogur, an Economic Analyst in the Federal Energy Program with the Energy Division; Dr. Eric Schlaf, an Economist in the Energy Division; and David Borden, an Economic Analyst in the Energy Division. Mr. Ogur evaluated Applicants' "competitive assessment" economic analysis of the Reorganization; Mr. Rismiller and Dr. Schlaf assessed the likely effect of the Reorganization on competition in the retail electric market. In that regard, Mr. Rismiller assessed impacts at the wholesale level (which would then impact the retail level) and Dr. Schlaf focused on retail-specific effects. Mr. Borden addressed the effect on competition of Applicants' proposal to make CILCO an IDC.

      Mr. Rismiller and Dr. Schlaf stated that it was their opinion that the Reorganization, as it is proposed to be conditioned by Applicants, will satisfy the statutory standards regarding the effect of the Reorganization on markets over which the Commission has jurisdiction.

      Mr. Rismiller stated that Mr. Frame's Direct Testimony and Exhibits in the FERC proceeding provide a meaningful competitive economic analysis of the proposed merger. However, based upon the results of that analysis, and on the evaluation of Applicants' analysis performed by Mr. Ogur, Mr. Rismiller said that he would conclude that the merger fails to satisfy Section 7-204(b)(6) of the Act. It is the Approval Conditions, in conjunction with Applicants' other evidence and information, and information provided by Mr. Dauphinais that allowed Staff to reach a conclusion that Applicants have met their burden.

      If the Conditions are imposed by the Commission and subsequently timely implemented by Applicants, Staff believes that the merger is not likely to have a significant adverse effect on competition. However, Mr. Rismiller stated that the Reorganization presents a "close call" and that the Approval Conditions should be considered the minimum commitments needed to support a positive competition and rate finding in this case.

                  B.    STUDY PERIOD

      FERC's Order 642 Merger Rule at page 31,887 states that, "merger analysis should be as forward-looking as practicable" and "the competitive analysis screen is intended to be a forward-looking measure." Staff noted, however, that it does not impose a particular test year to be employed in the analysis.

      Mr. Rismiller noted that Mr. Frame stated that he modeled conditions as he expects them to exist in 2003, and that using such a near-term test year, in some respects, "acts to overstate the effects of the transaction" as measured by his analysis. Mr. Frame also assumed that, over time, additional generating capacity will come on line and new regional tariffs will be implemented. Mr. Frame also stated that, because of those possible developments, the impacts of Applicants' proposed merger will be less than that shown in his economic analysis.

      Mr. Rismiller cautioned that there is no guarantee that FERC will be successful in putting properly designed regional tariffs into place. In addition, he noted, the trade press is currently full of articles about independent power plant developers discontinuing progress on planned power plants, and even some of those already permitted and under construction are being abandoned. He said that placing hope on the development of regional tariffs and unspecified new independent power plants in the region to lessen the concern about the presumed anti-competitive effect of the Applicants' proposed merger is tenuous at best.

      Similarly, other market concentrating events, like mergers of other regional industry participants, could have the effect of further concentrating the regional market and aggravating the possible anti-competitive effect of Applicants' proposed merger. Load growth throughout the region and in Applicants' service areas can make it easier for those entities possessing market power to exercise it.

      Mr. Rismiller explained further that, while the post-2006 period is very important, it was not Staff's only concern in this case. The retail rate freeze provides retail customers some protection from retail rate volatility and the rate effects of possible wholesale price manipulation until December 31, 2006. However, it is possible for retail customers to be harmed prior to December 31, 2006 if the merger were to have a significant anti-competitive effect on power markets in the Ameren and/or CILCO control areas. Exercise of market power by the merged company could result in wholesale power prices in those areas being artificially increased. This would have an immediate negative effect on the ability of Retail Electric Suppliers ("RESs") to compete in the Ameren and CILCO markets due to the current transmission constraints in the CILCO service area. If RESs were unable to compete in the Ameren or CILCO markets because of anti-competitive activity of the merged company, retail customers would be worse off than they otherwise would have been in the period prior to December 31, 2006, because of lost RES opportunities.

      The impact of any market manipulation that the merged company might engage in and the associated anti-competitive effect would be compounded after December 31, 2006 because of the elimination of the statutory retail rate freeze. Also, because CILCO and AmerenCIPS have transferred their power plants to affiliates and subsidiaries, Ameren and CILCO will be acquiring the power in the wholesale market to serve their Illinois bundled retail load customers. Consequently, the effects of artificially high wholesale power prices could be reflected in bundled retail rates after the expiration of the current retail rate freeze (December 31, 2006). Therefore, the post-2006 period deserves a great deal of attention, but the possible anti-competitive effect of the merger in the period prior to December 31, 2006 cannot be ignored.

                  C.    STANDARD APPLIED

      Mr. Ogur explained that, like Mr. Frame, he applied the competitiveness standard adopted by FERC in its Merger Guidelines to the question of whether Applicants' proposed merger satisfies the competitiveness requirement in Section 7-204(b)(6) of the Illinois Public Utilities Act. FERC's regular competitiveness standard, or some variant thereof, is commonly applied in merger review circumstances. FERC's Appendix A Competitive Analysis Screen is a data-based analytical method of measuring the likely anti-competitive effects of a merger and the thresholds are based on those long used by the Department of Justice in merger cases. In other words, FERC's merger screen test has become a fairly standardized method to assess a merger's likely effect on competition. For example, the ICC referred to FERC's Merger Guidelines in its 1997 Order on the joint application of Central Illinois Public Service Company and Union Electric Company for approval of merger and reorganization. (ICC Docket No. 95-0551, September 10, 1997 at pages 44-45) Mr. Ogur testified that, under these circumstances, it appears reasonable to apply the FERC standard to the competitiveness question with variation, as necessary, to accommodate any Illinois-specific or case-specific circumstances.

      Mr. Ogur described the range of standards that could be applied to assess the statutory mandate that requires Applicants to demonstrate that the proposed merger "is not likely to have a significant adverse effect on competition." According to Mr. Ogur, the standards that could be applied to this question can be considered to lie as points along a continuum. At the far left of the continuum, the standard would be to approve no merger. Moving to the right, the merger would be approved only if it results in an HHI of 1000, or less, given the fact that 1000 is the benchmark at which the guidelines begin finding market concentration. Further to the right on the continuum would be a standard under which the merger is approved provided that it does not increase the HHI from its pre-merger level. Moving further to the right would be a standard in which the merger is approved if it passes FERC and DOJ Merger Guideline thresholds. Further to the right would be a standard in which the merger is approved even if it fails the Merger Guideline thresholds, provided that Applicants satisfy the additional issues stated in the FERC and DOJ Merger Guidelines. Further to the right on the continuum would be a standard in which the merger is approved provided that it adds as much independent supply options to the market as the merger takes away. Finally, at the far right of the continuum would be a standard in which all proposed mergers are approved.

      Mr. Ogur explained that he proposed to apply a standard fairly far to the right on this continuum above -- that is, the merger may be approved even though it fails the Merger Guideline thresholds, provided that Applicants satisfy the additional issues stated in the FERC and DOJ Merger Guidelines.

                  D.    MARKETS EXAMINED

      Mr. Ogur explained that Staff was principally interested in the CILCO and Ameren destination markets and tangentially interested in the ComEd, IP and CWLP destination markets.

                  E.    STUDY INPUTS AND ASSUMPTIONS

      Staff expressed significant concerns regarding the inputs used in Mr. Frame's analysis. Mr. Ogur testified that he did not believe that, contrary to Mr. Frame's testimony, Mr. Frame consistently used "conservative" assumptions in his analysis. For example, on page 54 of Exhibit 8.1, Mr. Frame describes using a "proportional" method to allocate limited transmission capability to suppliers (proportional to the total amount of power potentially competing to use a constrained path) rather than using an "economic" method that allocates limited transmission capability to suppliers with the lowest delivered costs or lowest bids. Using the "proportional" allocation method will likely result in lower HHIs (and lower HHI changes in many cases) than using an "economic" allocation method because it distributes the supply contribution more broadly than just to the lowest cost (or price) supplier. Consequently, according to Mr. Ogur, it should be recognized that the HHIs (and HHI changes) that result from Mr. Frame's analysis could be even higher under some alternate modeling assumptions.

      Moreover, Mr. Ogur noted that at pages 31,894 of FERC's Order No. 642 adopting a merger rule in FERC Docket No. RM98-4-000 (November 15, 2000) (93 FERC 61,164), FERC stated,

      We note that transmission allocation is a key issue in defining relevant geographic markets in the analysis of constrained networks. However, it is not clear to what arbitrary procedures for allocating transmission capability in the delivered price test WEPCO [Wisconsin Electric Power Company] is referring. In the NOPR [Notice of Proposed Rulemaking], we did not propose a particular method of allocating limited transmission capability among suppliers of economic generation capacity in the same market, but invited comments on various approaches. A variety of allocation methods are possible, and the Commission has acknowledged that certain methods provide more accurate and reasonable results than others (i.e., pro-rata as opposed to least-cost). Applicants must describe and support the method used and show the resulting transfer capability allocation. We will not at this time specify particular rules or require a single method for transmission allocation. However, since transmission allocation is a key parameter in defining relevant markets, there are benefits to sensitivity analysis using different allocation methods. We encourage such analysis.

      Mr. Ogur stated that the proportional method that Mr. Frame used in his analysis is not necessarily a "conservative" method. Beyond that, Mr. Ogur also noted that an economic, rather than a proportional, method of allocating limited transmission capability in economic analyses may be a better model of future reality given that FERC has proposed in its Standard Market Design Notice of Proposed Rulemaking ("NOPR") to adopt a requirement that RTOs employ a regional, security constrained, bid-based dispatch. FERC encouraged merger applicants (in its Merger Order) to conduct sensitivity analyses using different allocation methods given that transmission allocation is a key parameter in defining relevant markets. However, Mr. Ogur said, Mr. Frame provided no sensitivity analysis to demonstrate the robustness of his merger competitiveness conclusions under a modeling approach using an economic (bid-based or least-cost), rather than a proportional, method of allocating limited transmission capability.

      Mr. Ogur also noted that, at page 30,132 of FERC's Merger Guidelines, it states, "[Economic Capacity] is the most important of the measures because it determines which suppliers may be included in the geographic market." FERC's Merger Guidelines also state,

      The presumption underlying this measure [Available Economic Capacity] is that the lowest running cost units are used to serve native load and other firm contractual obligations and would not be available for other sales. As competition develops, this presumption may not be valid. [Footnote 81:
      For example, in a market with full retail access and a bid-based power exchange, all generation units would be in the market]. FERC Merger Guidelines at 30,132.

      Mr. Ogur did not agree with Mr. Frame that Available Economic Capacity, rather than Economic Capacity, is the more meaningful measure to use in the economic analysis of the proposed merger. He acknowledged that the Available Economic Capacity has some relevance due to existing power purchase contracts and, to some extent, to the retail rate freeze in Illinois. CILCO has a power purchase contract with its generation affiliate CIGI for its entire retail load obligation until the end of 2004. Similarly, AmerenCIPS has a power purchase contract with its generation affiliate AEG for its entire retail load obligation until the end of 2004. However, even under these circumstances, Mr. Ogur said, it is not clear that Available Economic Capacity is a better model of reality than the Economic Capacity. For Available Economic Capacity to be considered a valid measure of capacity in market power analysis, its validity as a measure of capacity for all of the market participants included in the HHI calculations should be supported. Such support is presented only for CILCO and Ameren. Therefore, Available Economic Capacity is not necessarily the method of choice even for the period until the retail rate freeze ends in Illinois.

      Mr. Ogur stated that, for the period beginning with 2007, the Economic Capacity measure is the best model of reality for at least three reasons. First, power purchase contracts of CILCO and AmerenCIPS will expire; thus these utilities will have to purchase the power they need to serve their retail load in the wholesale market. Second, the retail rate freeze in Illinois will be over so these load serving entities (CILCO and AmerenCIPS) will be able to pass the potentially high wholesale power prices through to their ratepayers. Third, according to current developments and timelines, wholesale power markets will be organized as bid-based, security-constrained and centrally dispatched regional power exchanges. Since market power studies should be forward-looking, and the Economic Capacity measure is almost a perfect model of reality under such circumstances, as FERC has noted, Economic Capacity is a much better measure for the purposes of this case than the Available Economic Capacity.

      Mr. Ogur stated that, if we employ a forward-looking stance (as, he asserted, merger analysis requires) rather than a backward-looking one, the Economic Capacity measure is a much better measure of reality to use in the market power analysis than is the Available Economic Capacity measure. Existing trends will cause the Available Economic Capacity measure to become less and less relevant as we proceed into the future.

      According to Mr. Ogur, Mr. Frame's own analysis shows that the proposed merger fails FERC's merger screen test for the CILCO and Ameren markets on the Economic Capacity measure to an even greater extent than the merger fails on the Available Economic Capacity measure. This is true in the base case and remains true even after taking into account Applicants' proposed transmission upgrade projects as described in Mr. Birk's testimony.

      Transmission import capability is an important variable in the market power analysis. FERC's Merger Guidelines state, "It is important to assess accurately the amount of transmission capability available for each supplier's use. The key to incorporating transmission limitations into the merger analysis is to include each supplier in the relevant market only to the extent of the transmission capability available to them." (Merger Guidelines at 30,132.) Indeed, transmission import capability is a key variable used in the economic analysis and it has a major impact on the results of that analysis.

      Mr. Ogur stated that the Applicants offered no testimony at all on this important subject. He said Staff made numerous efforts to obtain the necessary information about transmission import capability calculations used by the Applicants, and the closest thing to an explanation provided by the Applicants was their response to ICC Staff Data Request RPR-10. Applicants stated in response to ICC Staff Data Request RPR-10 that their simultaneous import capability methodology "involved linear transfer capability analysis performed using Power Technologies Inc. MUST software." Accordingly, Mr. Ogur was not able to confirm the validity of this key input into Mr. Frame's economic analysis.

      The Staff also disagreed with the use of FCITC values. Mr. Ogur noted that Applicants' witness Birk stated that FCITC represents "the ability of the system to move power." He indicates, on the other hand, that ATC represents "the availability of transmission service as indicated in OASIS postings." He then states, "The former is limited by physical constraints on the system; OASIS postings reflect business constraints." (See ICC Staff Exhibit 1.1, p. 9)

      Mr. Ogur observed, however, that potential competitors would be just as effectively thwarted by "business constraints" that prevent them from competing in power markets against the Applicants as they would be by "physical constraints" that prevent them from competing. He stated the Commission should not cavalierly disregard the "business constraints" faced by potential competitors in the current and future market context. In particular, at this time, a formidable business constraint facing potential competitors of Applicants within the CILCO market is the limited availability, or outright unavailability, of ATC that competitors need if they are to successfully compete against Applicants with firm service offerings like those available for supply by Applicants. In order for a competing supplier to satisfy a need for firm power within the CILCO market, the supplier will, most likely, have to first obtain firm transmission capability. If no ATC is available, no request for firm transmission service can be granted. FERC's Order 642 merger rule confirmed this approach stating, "The NOPR proposed that transmission capability that is not subject to existing firm reservations by others may be presumed for purposes of the competitive analysis screen to be available to economic suppliers to reach the relevant markets." (Order 642 at 31,893.) Consequently, while the HHI economic analysis employs physical transmission availability as an assumption, business constraints such as ATC availability limits are not taken into account.

      This ATC problem is not likely to extend into perpetuity. Once the regional market operator initiates a regional, security constrained, least-cost dispatch procedure using locational marginal pricing ("LMP"), the concept of physical transmission capacity reservations underlying the ATC approach will become an anachronism. Under an LMP approach, customers seeking transmission service will be able to obtain it for a price. However, in the interim, both "business constraints" on transmission availability and "physical constraints" on transmission availability may negatively impact competition.

                  F.    STUDY RESULTS

      Mr. Ogur found that the Reorganization, absent the Approval Conditions, fails the HHI screen test. While the transaction fails the screen in some time/load periods using the Available Economic Capacity measure, it fails the screen by greater amounts and in many more time/load periods using the Economic Capacity measure, which, Mr. Ogur testified, is the better measure to use because it more accurately models reality. Therefore, the screen analyses present significant competitiveness concerns with the merger despite Mr. Frame's testimony that gives lesser weight to the Economic Capacity measure than to the Available Economic Capacity measure. But, he noted, the merger fails the screen test even using the Available Economic Capacity measure.

      Mr. Ogur noted that FERC's Merger Guidelines do not state that a merger that fails the Appendix A HHI screen should automatically be denied. FERC's Merger Guidelines state, "It is reasoned analysis, not blind faith in the thresholds, that must carry the day." (Merger Guidelines at 30,134.) The HHI screen is not meant to be a definitive test of the likely competitive effects of a proposed merger (See FERC Order 642 at 31,879). If the merger proposal fails the Appendix A HHI screen thresholds, FERC's Merger Guidelines state that the Applicants should present further analysis. Specifically,

      The additional analysis could address the potential for adverse competitive effects, the potential for entry in the market and the role entry could play in mitigating the increased market power, any efficiency gains that reasonably could not be achieved by other means, and whether, but for the merger, either party would likely fail causing its assets to exit the market. Merger Guidelines at 30,135.

      FERC's Order 642 at 31,896 states that if the HHI statistics "exceed the thresholds, the applicants must either propose mitigation measures that would remedy the merger's potential adverse effects on competition or address the other DOJ/FTC merger analysis factors."

      Mr. Ogur did not agree with Mr. Frame that the initially proposed transmission upgrades will add more independent supply than the merger eliminates. To reach his conclusion, Mr. Frame had to assume that all of the additional simultaneous import capability created by the transmission upgrades is used by entities other than Ameren and its affiliates. Unfortunately, Mr. Ogur said, we know that will never be true. In a network transmission system, such as that in Illinois, and taking into account the kinds of transmission upgrades proposed by Applicants in this case, some of the increased transmission import capability into the CILCO market will necessarily be available to Ameren; i.e., it is not "independent" of the merger Applicants. This can readily be shown by Mr. Frame's own exhibits. Exhibit APP-516 to Mr. Frame's FERC testimony (Applicants Ex. 8.1 in this proceeding) shows the results for the CILCO destination market using the Economic Capacity measure with the transmission upgrades in place. It is clear from this Exhibit that the "Ameren Capacity-Post" is greater than the sum of the "Ameren Capacity-Pre" and the "AES/CILCO Share-Pre." The amount of capacity by which the Ameren "post" results exceeds the sum of the "pre" amounts on Exhibit APP-516 is the amount of the simultaneous import capability created by the transmission upgrades that the model allocates to Ameren. This amount is as follows for each of Mr. Frame's study periods:

            AMOUNT IN MW OF THE "NEW" SIMULTANEOUS IMPORT CAPABILITY
                        ALLOCATED TO AMEREN IN THE MODEL
                    (CILCO MARKET, ECONOMIC CAPACITY MEASURE)

---------------------------------------------------------------------------
Summer                   Winter                   Spring/Fall
---------------------------------------------------------------------------
1     2   3     4   5    1     2   3    4    5    1    2    3    4    5
---------------------------------------------------------------------------
25    25  24    27  17   68    68  77   82   69   46   52   53   52   41
---------------------------------------------------------------------------

Mr. Ogur confirmed these calculations by examining Applicants' answer to ICC Staff data requests.

      Mr. Ogur stated that, consequently, if Mr. Frame's analysis is adjusted for the foregoing amounts of the "new" simultaneous import capability that are allocated by the model to Ameren, the result is as follows:

                   "GENUINE" NET ADDITIONAL INDEPENDENT SUPPLY
               FROM MERGER PLUS INITIAL CILCO MITIGATION PROJECTS
                    (CILCO MARKET, ECONOMIC CAPACITY MEASURE)

------------------------------------------------------------------------
Summer                      Winter                Spring/Fall
------------------------------------------------------------------------
1      2    3    4    5     1   2    3   4    5   1    2  3     4  5
------------------------------------------------------------------------
-18    -25  -33  -72  -43   46  46   15  -9   21  27   -3 -15   -7 40
------------------------------------------------------------------------

      Therefore, the only time periods/load levels in which the proposed transmission upgrades (plus merger) can be considered to genuinely create "net additional independent supply" in the CILCO market are in the winter 1 (46 MW), winter 2 (46 MW) winter 3 (15 MW), winter 5 (21 MW), spring/fall 1 (27 MW), and spring/fall 5 (40 MW). In other words, the merger, even taking into account the proposed transmission upgrades (and relying on Mr. Frame's own data and analysis) will reduce the amount of independent supply available within the CILCO markets in all summer periods, one winter period, and three spring/fall periods. In all other periods, the genuine "net additional independent supply" into the CILCO market resulting from the merger and associated transmission upgrades is no more than 46 MW (as shown by Table 2).

      Mr. Ogur testified that, accordingly, even if Mr. Frame's recommendation to downplay the significance of the HHI (and HHI change) results (on which the merger fails the screen) is accepted, his argument that the transmission upgrades create more independent supply options than the merger eliminates cannot be accepted because it is not true for nine of the fifteen study periods/load levels, including the very important summer periods.

                  G.    COMPETITIVE CONCERNS

      Mr. Ogur identified five particular strategies under which the merger, as initially proposed by Applicants, and without additional mitigation, could create increased opportunities for the merged company to exercise market power, thereby harming competition (both during and after the rate freeze) and creating conditions that could lead to higher retail rates after the rate freeze than would otherwise be the case without the merger: (1) foreclosing transmission access into the Ameren and/or CILCO markets to raise prices in the Ameren and/or CILCO market; (2) generation withholding in the Ameren control area to raise power prices in the CILCO market; (3) generation withholding within the CILCO control area to raise power prices in the CILCO market; (4) joint Ameren/CILCO generation withholding to raise power prices in the CILCO market; and (5) coordinated strategic behavior (e.g., collusion) between the merged company and a significant neighboring generation owner to raise power prices in the CILCO market.

                  H.    STAFF'S ANALYSIS

      The Additional CILCO Projects referenced in the Approval Conditions (which will produce an additional 189 MW of import capability, above the original 192 MW commitment) constitute a significant new commitment by Applicants to mitigating market power opportunities created by the Reorganization. Nonetheless, as explained by Mr. Ogur, based only on the increase in transmission capability expected to result from the initially proposed mitigation projects, the Reorganization still would violate the relevant competitiveness tests. Mr. Dauphinais' Direct Testimony shows that, once adjustments to more accurately measure transmission import capability are taken into account, along with Applicants' proposed Additional CILCO Projects addressed in the Approval Conditions, FERC's HHI merger screen will be passed in all summer periods except period 4.

      Mr. Ogur's original Table 2 showed that the "Genuine" Net Additional Independent Supply from the merger plus the initial upgrade projects (the "CILCO Mitigation Projects") and that, without the Additional CILCO Projects, the merger would not create genuine net additional independent supply in nine of the fifteen study periods/load levels, including the very important summer periods. Assuming that one-third of the additional 189 MW of import capability to be created by the Additional CILCO Projects gets allocated to Ameren, results in an increase of 126 MW of additional new independent supply. If Mr. Ogur's Table 2 is adjusted accordingly by 126 MW, the following results are obtained:

          "GENUINE" NET ADDITIONAL INDEPENDENT SUPPLY FROM MERGER PLUS
            CILCO MITIGATION PROJECTS PLUS ADDITIONAL CILCO PROJECTS
                    (CILCO MARKET, ECONOMIC CAPACITY MEASURE)

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Summer                      Winter                     Spring/Fall
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1      2    3    4     5    1    2     3    4    5     1    2    3     4    5
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108    101  93   54    83   172  172   141  117  147   153  123  111   119  166
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      Consequently, this Table shows that the merger plus the initial mitigation projects plus the Additional CILCO Projects should result in an increase in the net independent supply opportunities.

      Mr. Rismiller explained that, if it is determined that the merger plus the initial mitigation projects plus the Additional CILCO Projects create additional net independent supply opportunities for customers in the CILCO control area, it does not necessarily mean that FERC's HHI screen test is passed. Even if the Additional CILCO Projects were to increase import capability (as measured by Applicants) by as much as 250 MW, FERC's HHI screen test would still not be passed, using Mr. Frame's method for measuring transmission import capability.


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Mr. Dauphinais' alternative method for measuring transmission import capability, however, shows that the initial CILCO Mitigation Projects plus the Additional CILCO Projects, will result in FERC's HHI merger screen test being passed in all but the Summer 4 period.

      Staff's determination that the Commission should approve the Reorganization does not mean that Staff is not concerned with the screen violation in the CILCO market in the Summer 4 period. However, in the Conditions, Applicants have committed to other additional mitigation measures (in addition to the Additional CILCO Projects) that will help lessen concern about anti-competitive impacts of the merger in the CILCO market in that load period. Staff was also concerned that neither the CILCO Mitigation Projects nor the Additional CILCO Projects will be in place and in service on the date the merger closes. The CILCO Mitigation Projects may not be in service until as much as 24 months after merger closing. The Additional CILCO Projects may not be in place until December 31, 2008. Without the new import capability expected to be created by these projects, under certain circumstances, the merger might possibly permit the merged company to engage in anticompetitive behavior.

      Staff noted with particularity certain commitments that addressed these concerns. The most meaningful additional mitigation commitments relating to HH1 screen violations are Conditions A1, A2, and A3. Condition A1 requires the Applicants to develop and keep a current list of generator sites that are physically proximate to electric transmission facilities, gas delivery facilities and water resources. Condition A2 requires Applicants to reimburse generators for the costs of siting studies undertaken by Applicants. Condition A3 requires Applicants to develop a standardized small generator interconnection agreement and procedure and waiver costs attributable to small generator siting. These measures are designed to reduce barriers to entry and to encourage new independent generation to locate in Applicants' service areas.

      Condition D1 commits Applicants to offer specified amounts of power and energy to non-affiliates in the CILCO control area at specified index prices. This commitment will enable non-affiliated RESs in the CILCO market the opportunity to obtain some amount of power and energy without necessarily having to import that power into the CILCO control area over limited transmission capacity.

      When Applicants' commitment to the Additional CILCO Projects is taken into account (in association with Mr. Dauphinais' transmission import figures), the merger passes the merger review screen in all summer periods except Summer 4. Furthermore, as Mr. Dauphinais' HHI analyses show, the HHI changes in the Summer 1, 2, and 3 periods actually become negative with the inclusion of the import capability from the Additional CILCO Projects, which would indicate a reduction in market concentration in those periods.

                  I.    NUMBER OF COMPETITORS

      Dr. Schlaf's principal concern about the effect of the Reorganization on retail competition is that CILCO would eventually cease its retail marketing


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operations in the AmerenCIPS service territory and leave the AmerenCIPS market with one fewer competitor after the merger. If this were to occur (and Dr. Schlaf believes that it is reasonably likely that it will occur), the effect on retail competition could be significant, as CILCO was (until only very recently) the most successful retail marketer in the AmerenCIPS service area.

      Dr. Schlaf stated that the additional mitigation measures proposed by the Applicants in the Approval Conditions will likely have the effect of encouraging new suppliers to consider entering the AmerenCIPS service area and essentially replace CILCO as an independent marketer. The additional measures to which Dr. Schlaf referred include the following:

      A. Eliminating transition charges in the AmerenCIPS and AmerenUE service areas for at least two years, starting when existing Power Purchase Option contracts expire in June 2003 (Condition H).

      B. Offering to make power and energy available to suppliers in the AmerenCIPS and CILCO service areas under specified terms and conditions (Conditions D(1) and D(2)).

      C. Offering to conform CILCO's delivery services tariffs and business practices with those in effect for AmerenCIPS and AmerenUE (Condition S).

      Dr. Schlaf observed that it would be hard to argue that the mere existence of transition charges, especially volatile transition charges, is not an obstacle, perhaps the main obstacle, to retail competition. Eliminating transition charges for at least two years will increase customer interest in switching to alternative suppliers. As the customer interest level increases, supplier interest in the AmerenCIPS market should also increase. He added that there is also no guarantee that transition charges will ever return in the Ameren service areas. Under Approval Condition H, the Ameren Utilities would need Commission approval to reinstitute transition charges.

      Conditions D(1) and D(2), which would require AmerenCIPS and CILCO to make power and energy available to suppliers, should lessen, at least to a certain extent, any concern that a new supplier might have about the availability of market-priced power in the AmerenCIPS service area that could be sold to retail customers while the Applicants' transmission projects are under construction.

      Finally, under Condition S, CILCO would conform its delivery services tariffs and business practices with those in use in the rest of the AmerenCIPS service areas, which would reduce start-up costs for suppliers operating in the CILCO market. The combination of power sales and familiar tariffs and business practices should interest suppliers in the CILCO market.



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


      Mr. Borden explained that requiring CILCO to seek to operate as an IDC, as required under Condition I, would benefit retail competition. Mr. Borden noted that Section 452.230(b) of the Commission's Rules expressly prohibits an IDC from providing various non-tariffed retail electric services. Mr. Borden indicated that non-retail supply services, contract services, billing and pricing experiments, etc. can be used by an incumbent utility to inhibit entry into the retail market by alternative suppliers in a manner that harms the development of retail competition. A Functionally Separated Utility, in contrast to an Integrated Distribution Company, can supply such services. Mr. Borden explained that, in his opinion, the FSU rules may not be as effective as the IDC rules at preventing anti-competitive behavior because the FSU rules rely, in part, on a variety of Chinese walls to separate functions within the utility that may be inadequate to address conflicts of interest between the delivery and retail supply functions existing within the same company. Additionally, the IDC rules are somewhat clearer in what they preclude and thus may result in less harm to the development of competition.

            4.    COMMISSION CONCLUSION

      While the parties have presented differing approaches to measurement of the impact of the Reorganization on the Illinois retail electric markets, all agree that, with the implementation of the additional Approval Conditions, the Reorganization will not be likely to have a significant adverse effect on competition. Accordingly, the Commission finds that the record supports such a finding.

      G. FINDING 7: "[T]HE PROPOSED REORGANIZATION IS NOT LIKELY TO RESULT IN ANY ADVERSE RATE IMPACTS ON RETAIL CUSTOMERS."

            1.    APPLICANTS' POSITION

      Applicants contend that two beneficial effects of the Transaction, the continued rate freeze and expected long-term synergies, will result in both short- and long-term rate stability for retail customers. Applicants note that CILCO's electric rates subsequent to the Transaction will be frozen by statute through December 31, 2006. Additionally, Applicants have proposed the use of a rate stabilization period -- a period of time during which gas rates will remain constant, based on the pre-closing cost of service. The Applicants contend this will protect customers from any unanticipated acquisition-induced changes in the level of gas base rates related to the Reorganization and Ameren's initial efforts to improve CILCO's service. Applicant witness Thomas Voss testified that, subsequent to the closing of the transaction, various steps will be taken to improve CILCO's service. Notwithstanding these steps, Applicants' proposal will ensure that there will be no change in rates charged to customers during the rate stabilization period for electric and gas service.

      Applicants' witness Craig D. Nelson testified that the change in control over CILCO and the incorporation of CILCO in the Ameren system, with the resulting synergies, are expected over the long term to reduce CILCO's cost of service, not increase it, from what it otherwise would have been. CILCO will not


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seek to retain any portion of the synergies in any future electric or gas rate filing. Changes in rates effective after the rate stabilization period will reflect the then-actual cost of service, including the effect of all applicable synergies. Significantly for customers, the proposal ensures that there can be no adverse rate impact from the Reorganization. If transition costs exceed expectations, or if synergies fail to materialize on the schedule foreseen by the Applicants, customers will not be harmed.

      Applicants note that the rate stabilization period plan will not create any windfall for Applicants. Mr. Nelson explained in his testimony that the Reorganization promises to produce for CILCO's regulated operations pre-tax net cost reductions ranging from $0.5 to $3.2 million per year; this range reflects neither the transaction costs nor transition expenses associated with the Reorganization, which in the aggregate are expected to be approximately $39 million.

      Mr. Cisel testified, in response to the OAG's witness, discussed below, that the CILCO gas rate case being filed before closing was contemplated prior to this transaction; hence this transaction is not causing gas rates to increase. In addition, Mr. Cisel testified that CILCO sought an exception to the extension of the electric rate freeze in the event that it did not become part of a larger utility holding company because it was forecasting a $10 million unrecoverable increase in power costs. As a result, CILCO, absent the transaction, would have sought an electric rate increase in 2005.

            2.    OAG'S POSITION

      The OAG initially recommended that approval of the Reorganization be conditioned upon CILCO agreeing to reduce its rates by crediting electric customers for any actual over-earnings in the years 2005 and 2006. OAG witness David J. Effron testified that CILCO's current electric rates appear to be producing excess revenues, and that electric retail customers would be harmed by, rather than protected from, the statutory extension of the rate freeze that would occur upon (and as a result of) Ameren's acquisition of CILCO. While Mr. Effron did not provide expert testimony on CILCO's cost of common equity, he estimated that CILCO's costs were "well in excess of any reasonable range," and that current and future excess revenues were "a possibility." Mr. Effron recommended that, as a condition of the Commission's approval, CILCO must credit any excess earnings over a return on common equity of 11.00%, for its retail electric operations.

      With respect to retail gas rates, Mr. Effron testified that the Reorganization's effect would be neutral at best. If CILCO's proposed gas rate filing were planned irrespective of the Reorganization, then there would be no adverse effect on retail gas customers; if the gas rate filing would not take place absent the transaction, then the Reorganization would adversely impact consumers. Mr. Effron further testified that Applicants' commitment to freeze gas base rates until October 1, 2005 has no meaning, because the identified time frame would not practically allow for any further increase in gas rates regardless of the commitment.



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


            3.    STAFF'S POSITION

      Three Staff witnesses addressed the effect of the Reorganization on retail rates. Staff witness Smith performed a review and found no evidence that CILCO's customers will experience any adverse rate impacts as a result of this reorganization. Mr. Smith found Condition V of the Approval Conditions, which commits Applicants to propose no increases in CILCO's base gas rates prior to October 1, 2005, to be appropriate.

      Mr. Rismiller identified provisions of the Approval Conditions that mitigate potential adverse effects on electric rates. He explained that Applicants' commitment in Condition E to extend the cost-based power purchase contracts with their affiliates through December 31, 2006, helps to ensure that bundled retail rates in the CILCO and AmerenCIPS markets will remain stable at current levels and not have to be adjusted upward during the rate freeze.

      Mr. Rismiller also noted that Applicants have offered a mitigation measure to address retail rate concerns after the expiration of the retail rate freeze. Condition F commits Applicants to develop and seek ICC approval of an RFP process for native load supply after the expiration of the retail rate freeze. This commitment will help to ensure that Applicants choose the least-cost supply options on behalf of bundled retail load customers in the period after the expiration of the retail rate freeze.

      Mr. Rismiller testified that if the conditions offered by Applicants are imposed by the ICC and subsequently timely implemented by Applicants, the merger is not likely to result in any adverse rate impacts on retail customers with respect to the wholesale power and transmission components of retail rates.

      Mr. McNally stated that, in his judgment, the proposed transaction, subject to the Approval Conditions, is not likely to adversely affect retail customer rates through an increase in CILCO's risk and cost of capital.

      Mr. McNally noted that Ameren has, in the past, attempted to remove the cost of its low interest rate tax-exempt debt from the calculation of the overall cost of capital used to determine retail customer rates. That precedent suggests to Mr. McNally that Ameren might attempt to transfer the tax-exempt debt of its utilities to non-utility affiliates, leaving the Ameren utilities with only higher cost taxable debt. Such actions would adversely impact retail customer rates by increasing CILCO's overall cost of capital. Mr. McNally also noted that the Applicants, in their petition with the SEC seeking authorization for this same transaction, requested authorization for CIGI to issue up to $500 million additional long-term debt. This, too, could adversely impact retail customer rates by increasing CILCO's risk and, consequently, increasing CILCO's overall cost of capital.

      Therefore, Condition N of the Approval Conditions requires the Applicants to demonstrate that such transactions would be in the public interest or that


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


the public would be convenienced thereby before they can be executed. Without Condition N, part (i), CILCO and the other Ameren utilities may attempt to transfer some or all of their low cost tax-exempt debt to an affiliate without Commission authorization, which would adversely impact retail customer rates through an increase in the Ameren utilities' overall costs of capital. Without Condition N, part (ii), CILCO could be held liable for the debt of a non-regulated affiliate. This potential burden would increase the riskiness of CILCO, thereby adversely affecting utility rates.

      Additionally, Condition R would prevent the Ameren utilities from arguing, in any rate proceeding, that the Commission should not include the cost of its outstanding tax-exempt debt in the rate of return it seeks to reflect in tariffed rates. Excluding the cost of low interest rate tax-exempt debt from the rate of return in a rate proceeding would adversely impact retail customer rates by increasing the utility's overall cost of capital.

      The Staff also responded to Mr. Effron's testimony. Mr. Smith testified that, while Mr. Effron offers an example of a reasonable return on equity, he neither provides nor cites evidence of the reasonable return on equity for CILCO's electric operations. Mr. Smith stated that he is aware of no evidence supporting a conclusion that CILCO's electric operations will earn excess profits in either the year 2005 or 2006, and that it is premature to consider ratemaking issues at this time. Mr. Effron's testimony did not impact his position.

      Mr. Smith also testified that he knows of no basis in law which would support Mr. Effron's refund proposal. According to Mr. Smith, utilities are neither allowed to recover earnings deficiencies nor required to refund excess earnings, other than as provided for by the Act. While the Applicants may be willing to voluntarily adopt Mr. Effron's recommendation, Mr. Smith is not aware of any authority under which the Commission could order a refund of the type being recommended.

            4.    OAG-APPLICANTS STIPULATION

      Subsequent to the time the record was marked "heard and taken," the OAG and Applicants entered into a Stipulation with respect to the projected effect of the Reorganization on CILCO's rates in 2005 and 2006. The Stipulation provides that the OAG has reviewed the additional materials and information, which included: (1) CILCO's current power costs, (2) the effect of the establishment of CIGI, (3) the extension of the power supply agreement between CILCO and CIGI under the Conditions to which the Applicants agreed as part of the voluntary Conditions proposed in this docket, (4) projected power costs throughout Illinois in the years 2005-2006 and the uncertainty associated with those projections, (5) a sensitivity analysis of the effect of projected power supply costs on CILCO's cost of service in the years 2005-2006, (6) the anticipated condition of the power supply market in the CILCO service area in the years 2005 and 2006 in the absence of the market opening conditions to which the Applicants have agreed in this docket, and (7) the need for the additional investment which Applicants pledged to make as part of their Application and to which Applicants agreed as part of the Conditions.



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


      The Stipulation further provides that, based on a review of these additional materials and information, the OAG has concluded that the reorganization proposed by Applicants is not likely to result in adverse rate impacts on residential customers in that, despite the earned return on common equity in prior years, CILCO's prospective revenues and expected costs are not likely to result in an excessive return on common equity during the 2005-2006 period.

            5.    COMMISSION CONCLUSION

      Based on the foregoing, the Commission concludes that the record supports a finding that the Reorganization is not likely to have an adverse impact on rates.

      H. ALLOCATION OF SAVINGS AND RECOVERY OF COSTS

      Section 7-204 of the Act requires that, before approving a reorganization, the Commission must make findings with respect to: "(i) the allocation of any savings resulting from the proposed reorganization; and (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated." Applicants' witness Nelson testified that, notwithstanding Ameren's plans to enhance CILCO's performance (articulated in Mr. Voss' testimony), the Reorganization will create sufficient savings through synergies and economies of scale such that CILCO will be able to maintain existing rates and absorb the costs of reorganization. Further, Mr. Nelson testified that Applicants' proposed rate stabilization plan will ultimately pass savings created by the Reorganization on to customers.

      Applicants pledged not to seek recovery of any transaction or transition costs related to the Reorganization. In Condition L, Applicants commit that "AmerenCIPS, AmerenUE, and AmerenCILCO will not seek to recover in any electric or gas rates subject to ICC jurisdiction . . . any transition or transaction expenses, regardless of whether such expenses are booked above or below the line." Further, with respect to future rate filings and proceedings, Applicants agreed to account for transition and transaction expenses, to provide proof of excluding such expenses from the proposed revenue requirement and to refrain from attempts to adjust revenue requirements in order to include such expenses.

      Staff witness Smith testified that the commitments made by Applicants are sufficient to meet the requirements of Section 7-204. Mr. Smith testified that he understands these commitments to mean that Applicants' costs of Reorganization will not be passed through to customers, and that savings will accrue to benefit CILCO's customers.

      Based on the record, the Commission finds the allocations of savings and treatment of related costs proposed by Applicants to be reasonable.



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


V.    COMPLIANCE WITH OTHER APPLICABLE LAWS

      A.    SECTION 7-204A(A) SUBMISSION OF REQUIRED DATA

      Section 7-204A(a) requires the submission of certain data in connection with any application under Section 7-204. Applicants provided this data at Tabs J through P of the Application.

      B.    APPROVAL OF AFFILIATED INTEREST AGREEMENTS

      Applicants' proposed services agreements, the CILCO Services Agreement and the Fuel Services Agreement, require Commission approval under Sections 7-101 and 7-204A(b), governing transactions with affiliated interests.

            1.    CILCO SERVICES AGREEMENT

      In Docket No. 95-0551, in connection with the formation of Ameren as the parent to AmerenUE and AmerenCIPS, the Commission approved the entry of those two utilities into the Ameren GSA with Ameren Services. CILCO proposes to enter into a virtually identical services agreement with Ameren Services, the CILCO Services Agreement. Applicants contend that because all allocations within the Ameren system will be made pursuant to the same set of methodologies as the Ameren GSA, and the Ameren GSA remains reasonable, and continues to govern transactions among existing Ameren affiliates, the Commission should approve the CILCO Services Agreement. Applicants further note that under Section 16-111 of the Act and Applicants' rate stabilization period proposal, rates will continue at pre-closing levels for some time after closing, eliminating any need for the Commission to alter allocations of costs or the basis for affiliate charges.

      The Commission has approved a service agreement for CILCO and CIGI to provide services to one another. Under Applicants' proposal, that service agreement will remain in effect to the extent not inconsistent with the CILCO Services Agreement.

            2.    FUEL SERVICES AGREEMENT

      CILCO intends to enter into a fuel services agreement with Ameren Fuels which is identical in all material respects to an existing fuel services agreement ("FSA") between Ameren Fuels, AmerenCIPS and AmerenUE. The FSA was filed with the Commission in Docket No. 00-0757, and approved as being reasonable. (Order issued March 7, 2001.) Under the FSA, Ameren Fuels provides fuel procurement and fuel management services to AmerenCIPS and to AmerenUE. Applicants contend that the FSA will allow CILCO to achieve the same kind of fuel procurement and fuel management benefits which Ameren Fuels provides to AmerenCIPS and AmerenUE; that is, because Ameren Fuels would be purchasing larger volumes of gas and other energy related commodities on CILCO's behalf, this would allow Ameren Fuels to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets. A copy of the CILCO Fuel Services Agreement was attached to the Application at Tab N.

      C.    SECTION 5-106:  BOOKS AND RECORDS

      Section 5-106 of the Act requires Commission approval for a public utility to maintain books and records outside of the state. Applicants contend that Ameren intends to maintain a substantial portion of CILCO's books and records at CILCO's headquarters in Peoria. However, Applicants seek Commission approval to maintain certain records -- particularly those relating to services provided by an affiliated service company, such as Ameren Services or Ameren Fuels -- at Ameren's headquarters in St. Louis. CILCO acknowledges that it will be liable for, and upon proper invoice from the Commission, must promptly reimburse the Commission for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the Act. Applicants' request is reasonable and should be granted.

      D.    SECTION 7-102

      Section 7-102 of the Act requires the Commission's approval whenever a "public utility may by any means, direct or indirect, merge or consolidate its franchises, license, permits, plants, equipment, business or other property with that of any other public utility." (220 ILCS 5/7-102) Under Section 7-102, the Commission must find that the transfer is reasonable "and that the public will be convenienced thereby."

      Applicants do not believe the Reorganization constitutes a direct or indirect merger or consolidation of two utilities' businesses or property. Rather, Applicants contend the Reorganization is a change in control transaction over which the Commission has jurisdiction under Sections 7-204 and 7-204A.

      In Docket No. 95-0551, the Commission concluded that bringing AmerenUE and AmerenCIPS under the control of a common holding company required approval under
Section 7-102. The Commission declines to reach a different conclusion here. Accordingly, the Commission will assess this transaction under the Section 7-102 criteria, in addition to its review under Section 7-204.

      For all the reasons stated in Section IV of this Order, the Commission finds that the Reorganization is reasonable and that the public will be convenienced thereby.

      E.    SECTION 6-103

      Section 6-103 of the Act provides, in relevant part, as follows:

      In any reorganization of a public utility, resulting from forced sale, or in any other manner, the amount of capitalization, including therein all stocks and stock certificates and bonds, notes and other evidences of indebtedness, shall be such as is authorized by the Commission, which in making its determination, shall not exceed the fair value of the property involved.

Applicants' witness Warner Baxter testified that CILCO's assets will be stated at fair value at closing, consistent with purchase accounting. Applicants do not believe that this action will produce any change in the level of CILCO's capitalization. However, to the extent that it does, Applicants have committed to reverse the effects on CILCO's capitalization of any such change for regulatory reporting and ratemaking purposes.

      Accordingly, the record supports approval of CILCO's capitalization.

VI.   FINDINGS AND ORDERING PARAGRAPHS

      The Commission, having considered the entire record, is of the opinion and finds that:

      (1) CILCO is an Illinois corporation providing electric and natural gas services to the public in Illinois as a public utility within the meaning of the Act;

      (2) CILCORP is an Illinois corporation formed as the holding company parent of CILCO;

      (3) AES is a global power company owning 100% of the common stock of CILCORP;

      (4) AmerenUE is a Missouri corporation providing electric and natural gas services to the public in Illinois as a public utility within the meaning of the Act;

      (5) AmerenCIPS is an Illinois corporation providing electric and natural gas services to the public in Illinois as a public utility within the meaning of the Act;

      (6) Ameren is a Missouri corporation formed as the holding company of AmerenUE and AmerenCIPS;

      (7) the Commission has jurisdiction over the Applicants and over the subject matter hereof;

      (8) the recitals of fact and conclusions reached in the prefatory portion of this Order are supported by the evidence of record and are hereby adopted as findings of fact;

      (9) the evidence demonstrates that the Reorganization should reasonably be granted and that the public will be convenienced thereby;

      (10)  the Applicants have supplied the information required of them by
            Section 7-204A of the Act;



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


      (11) the Reorganization meets the criteria set forth in Section 7-204 of the Act in that:

            (a) the Reorganization will not diminish CILCO's ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

            (b) the Reorganization will not result in the unjustified subsidization of non-utility activities by CILCO or its customers;

            (c) costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in a manner such that the Commission may identify those costs and facilities which are properly included by CILCO for ratemaking purposes;

            (d) the Reorganization will not significantly impair CILCO's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

            (e) CILCO will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

            (f) the Reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction;

            (g) the Reorganization is not likely to result in any adverse rate impacts on retail customers;

      (12) The allocations of savings and treatment of related costs proposed by Applicants is reasonable;

      (13)  Applicants' "CILCO Services Agreement" is approved;

      (14)  Applicants' "Fuel Services Agreement" is approved;

      (15) Applicants have not requested that the Commission, and the Commission does not hereby intend to, alter, limit or otherwise affect any of CILCO's obligations with regard to CILCO's accelerated tree trimming program or the completion of CILCO's reliability audit project;

      (16) Applicants' request to maintain certain CILCO records -- particularly those relating to services provided by an affiliated service company, such as Ameren Services or Ameren Fuels -- at Ameren's headquarters in St. Louis is reasonable and should be approved on the condition that CILCO shall, upon proper invoice from the Commission, promptly reimburse the Commission for the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, as required under Section 5-106 of the Act;

      (17) CILCO's capitalization is approved, pursuant to Section 6-103 of the Act, subject to the condition that CILCO reverse any effects of purchase accounting on CILCO's capitalization for regulatory reporting and ratemaking purposes; and

      (18) the joint application of Ameren and CILCO for approval of the merger and reorganization should be approved subject to the conditions that are necessary to protect the interests of CILCO and its customers, which conditions are set forth in Appendix A hereto; Applicants shall implement and abide by each and every of the "Conditions of Approval" set forth in Appendix A hereto.

      IT IS THEREFORE ORDERED that the joint application of Ameren and CILCO for approval of the merger and reorganization shall be, and is hereby, approved subject to the conditions stated in this Order that are necessary to protect the interests of CILCO and its customers

      IT IS FURTHER ORDERED that consent, authority and approval of the Commission is granted to CILCO, CILCORP, AES, and Ameren Corporation, to the extent necessary, to do any and all other things not contrary to law or to the rules and regulations of the Commission or inconsistent with the findings and ordering paragraphs herein that are necessary, appropriate or merely incidental to the performance of any and all acts specifically authorized by the Commission in this Order.

      IT IS FURTHER ORDERED that, as a condition of approval of the Reorganization proposed in this docket, Applicants shall comply with each of the conditions set forth in Appendix A to this Order.

      IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this order is final; it is not subject to the Administrative Review Law.

      By order of the Commission this 4th day of December, 2002.

                                       (SIGNED) KEVIN K. WRIGHT

                                                Chairman



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                                                                       Appendix


                             CONDITIONS OF APPROVAL

A.    1)    List of Preferred Generator Sites -- Applicants will develop and make available, no later than 30 days after closing of the transaction, a list of sites or areas for generation within the CILCO, AmerenUE/Illinois, and AmerenCIPS service territories
            ("Service Territories") that are physically proximate to electric transmission facilities, gas delivery facilities, and water resources. Nothing herein shall require Applicants to guarantee actual availability of gas or water to the sites/areas. In developing the list of preferred sites/areas, Applicants will analyze their electrical networks and identify sites/areas where new facilities could connect to the transmission system so as to maximize power delivery from the generating facility while minimizing the need for interconnection facilities or transmission network upgrades. Applicants will update the list and related information at least annually, through 2006; at the time of each update, Applicants will provide a current updated copy of the list and related information to the Director of the ICC's Energy
            Division. The current updated list and related information will be made available in electronic format and will be publicly posted on the applicable RTO OASIS (or, prior to participation in an RTO, on the MAIN OASIS).

      2) Generator Interconnection study costs -- Applicants agree to reimburse to generators (upon initiation of the generator's operation) the costs of all facilities, feasibility, interconnection and system impact studies conducted by Applicants pursuant to FERC-approved tariffs that are requested prior to January 1, 2009, by independent (non-affiliated) generators locating within the Service Territories. Applicants shall post the availability of this offer in a prominent place on a company website. This commitment shall expire when the total cost to Applicants of this commitment exceeds $250,000.

      3)    Small Generators -- Applicants shall:

            (a) within 30 days of closing, propose to the appropriate authorities to adopt and place into effect within 75 days of closing a standardized small generator interconnection agreement and standardized small generator interconnection procedure ("Small Generator Tariffs"); the Small Generator Tariffs shall be substantially based on those proposed in FERC's RM02-12 small generator interconnection NOPR issued August 16, 2002 ("NOPR"); nothing herein shall prohibit Applicants from conforming the Small Generator Tariffs to the requirements of the final rule adopted by FERC in the NOPR proceeding; and

            (b) waive the costs of all facilities, feasibility, interconnection, and system impact studies for small generators (as defined in the NOPR) in the Service Territories requested prior to January 1, 2009; the commitment in this



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


                  Section A(3)(b) shall expire when the total cost to Applicants of this commitment exceeds $100,000. Applicants shall post the availability of this offer in a prominent place on a company website.

B. RTO Commitment -- Applicants commit to expend best efforts to ensure that their Illinois transmission systems and power markets will be under the control of a single, fully-operational, FERC-approved and regional transmission organization ("RTO") by December 31, 2004. Applicants commit to use their best efforts to ensure that the RTO has operational authority to approve and implement transmission service schedules, approve all outages of critical transmission facilities and to implement the necessary congestion management procedures. "Critical transmission facilities" are: (i) all transmission facilities 230 kV and above; and (ii) transmission facilities below 230 kV where outages of these facilities have been found to limit available flowgate capacity on RTO monitored flowgates, or have resulted in transmission loading relief. Thereafter, no Ameren affiliate that is an "electric utility" within the meaning of Section 16-102 of the Illinois Public Utilities Act ("Ameren Electric Utility") shall change its RTO affiliation prior to 2008 if such change would produce a new or different RTO seam in Illinois unless the Ameren Electric Utility obtains ICC approval under a public interest standard. A transaction or event by which the RTO to which an Ameren Electric Utility belongs merges with, or becomes part of, another RTO shall not constitute a change in RTO participation, provided that preexisting seams arrangements are substantially kept in place or assigned to the surviving RTO.

C.    1)    CILCO Transmission Project Commitment -- Applicants shall complete, by a date twenty-four months after closing, subject to receipt of all necessary regulatory approvals ("Phase I Completion Date"), those transmission projects ("CILCO Mitigation Projects") necessary to ensure that the Simultaneous First Contingency Incremental
            Transfer Capability ("SFCITC") into the CILCO control area will be increased by at least 192 MW (summer). Applicants commit to expend best efforts to complete as soon as practicable, and in no event any later than December 31, 2008, subject to all regulatory approvals
            ("Phase II Completion Date"), such additional projects ("Additional
            CILCO Projects") as necessary to increase the SFCITC into the CILCO control area at least 189 MW (summer) above the SFCITC produced by the CILCO Mitigation Projects. The effect of the CILCO Mitigation
            Projects will be measured by an analysis performed at a date no more than 120 days and no less than 60 days prior to the completion of the CILCO Mitigation Projects comparing the then best available regional summer peak base case ("Phase I Base Case"), with another case modeling the same summer peak but reflecting the completion of the CILCO Mitigation Projects ("Phase I Mitigation Case").

            Applicants shall file the analysis and the results with the Illinois Commerce Commission for review and approval. The effect of the CILCO Mitigation Projects shall be measured by comparing the SFCITC from the Phase I Mitigation Case with the SFCITC from the Phase I Base Case. The effect of the Additional CILCO Projects shall be measured by an analysis performed at a date no more than 120 days and no less than 60 days before the completion of the Additional Projects which uses the then best available 2008 summer peak base case, which shall include the CILCO Mitigation projects but not the Additional CILCO projects ("Phase II Base Case"), and comparing it with a second case that models the regional summer 2008 peak including both the CILCO Mitigation Projects and the Additional CILCO projects ("Phase II Mitigation Case"). Applicants shall file the analysis and the results with the Illinois Commerce Commission for review and approval. The effect of the Additional CILCO Projects will be measured by comparing the SFCITC from the Phase II Mitigation Case with the SFCITC from the Phase II Base Case.

      2) Ameren Transmission Commitment -- Subject to receipt of all necessary regulatory approvals, Applicants shall, by a date no later than 270 days after closing, complete the Frankfort and Baldwin substation upgrades described on page 5 of Applicants' Ex. 5.0 ("Ameren Mitigation Projects").

D.    1)    Beginning on the date of the closing of the acquisition and continuing through the date that the CILCO Mitigation Projects described in Section III.C. have been placed into service, Applicants and/or their affiliates, subject to receipt of all necessary approvals from the FERC, will offer for sale at wholesale to non-affiliated entities, for delivery within or into the CILCO control area and for ultimate delivery to retail customers connected to CILCO's distribution system, at least 100 MW of power and energy priced using the Market Value Index ("MVI") methodology most recently approved by the ICC for AmerenCIPS ("AmerenCIPS MVI"). If the CILCO Mitigation Projects are not in service by the Phase I
            Completion Date, as a result of Applicants' failure to use best efforts to complete the CILCO Mitigation Projects by such date, then
            Applicants shall continue to offer the 100 MW of power and energy but at the MVI price minus 10% until such CILCO Mitigation Projects have been satisfactorily completed, provided that the total value of discounts from the MVI price applicable to the CILCO Mitigation
            Projects shall not exceed $1,000,000. Failure to obtain, or a significant delay in obtaining, timely required regulatory approval shall not constitute a failure to use best efforts. Beginning on the date the CILCO Mitigation Projects have been placed into service, and continuing through the date the Additional CILCO Projects have been placed into service, Applicants and/or their affiliates, subject to receipt of all necessary approvals from the FERC, will offer for sale at wholesale to non-affiliated entities, for delivery within or into the CILCO control area and for ultimate delivery to retail customers connected to CILCO's distribution system, at least
            50 MW of power and energy priced using the AmerenCIPS MVI. If the Additional CILCO Projects are not in service by the Phase II
            Completion Date, as a result of Applicants' failure to use best efforts to complete the Additional CILCO Projects by such date, then
            Applicants shall continue to offer the 50 MW of power and energy but at the MVI price minus 10% until such Additional CILCO Projects have been satisfactorily completed, provided that the total value of discounts from the MVI price applicable to the Additional Mitigation
            Projects shall not exceed $500,000. Failure to obtain, or a significant delay in obtaining, required regulatory approval shall not constitute a failure to use best efforts. In the event that there is no AmerenCIPS MVI in effect as of the date 45 days prior to closing of the acquisition, then by such date Applicants will file such a methodology with the ICC for approval, and such methodology, as approved, will be applicable to sales under this Section D1.
            Provision of the power and energy offered under this Section D1.
            shall not be used as evidence to support a request that any service be declared competitive under Section 16-113 of the Public Utilities
            Act. Applicants shall provide at least 60 days notice to the ICC before discontinuing or reducing the sale of any amount of power and energy under this Section D1. The notice shall include such data as are necessary to demonstrate that, as of the date sales are to be discontinued or reduced, Applicants will have completed such steps under the CILCO Transmission Commitment as are necessary to discontinue or reduce sales.

      2) In the event that Applicants have not placed the Ameren Mitigation Projects in service by a date 270 days after closing, Applicants and/or their affiliates, will, subject to receipt of all necessary approvals from the FERC, offer for sale at wholesale to non-affiliated entities, for delivery within or into the Ameren control area and for ultimate delivery to retail customers connected to the AmerenCIPS and/or AmerenUE/Illinois distribution systems, 50 MW of power and energy using the AmerenCIPS MVI. Applicants shall provide at least 60 days notice to the ICC before discontinuing or reducing the sale of any amount of power and energy under this Section D2. The notice shall include such data as are necessary to demonstrate that, as of the date sales are to be discontinued or reduced, Applicants will have completed such steps under the Ameren Transmission Commitment as are necessary to discontinue or reduce sales.

E. Applicants and their affiliates shall seek timely approval from the FERC of an extension of the CILCO-CIGI Power Supply Agreement from December 31, 2004 until December 31, 2006, and an extension of the AmerenCIPS-AEM Power Supply Agreement from December 31, 2004 until December 31, 2006, on the same terms and conditions as effective on

            December 31, 2004, including the use of cost-based rates, subject to receipt of all necessary regulatory approvals.

F. Applicants will work with the Staff to develop an RFP process for supply of the native load of CILCO and AmerenCIPS subsequent to the expiration of their respective supply arrangements with CIGI and Ameren Energy Marketing, and agree to seek ICC approval of such RFP process, provided that approval of such RFP process may not be conditioned on the divestiture of any asset. The RFP process shall exclude sole supplier arrangements, unless specifically authorized by the ICC. In the event that AmerenUE (i) remains an Ameren Electric Utility, and (ii) transfers more than 15% of its generating capacity to an affiliated or unaffiliated entity, AmerenUE shall be subject to the terms of this commitment.

G. In the event that new generating capacity ("New Capacity") is installed in the CILCO market, no Ameren affiliate may purchase power and energy from such facility prior to January 1, 2010, provided that nothing herein shall prohibit CILCO from purchasing power and energy from New Capacity at any time to serve its native load.

H. CILCO, AmerenCIPS and AmerenUE agree that they will eliminate transition charges in the period commencing June, 2003, through at least May, 2005. The ICC's acceptance of, this condition does not constitute an admission by any Party, or a finding by the ICC, that any provision of the Illinois Public Utilities Act, as presently effective, permits either CILCO, AmerenCIPS or AmerenUE to reinstate transition charges as of or after June 30, 2005.

I. Within one calendar year of closing of the Acquisition, AmerenCILCO will file a petition with the ICC requesting authority to operate as an Integrated Distribution Company, pursuant to Section 16-119A of the Illinois Public Utilities Act.

J. Within 90 days of closing of the acquisition, CILCO, AmerenCIPS and AmerenUE (the "Ameren Companies") will file an application with the ICC seeking: (i) to consolidate the various general services agreements into a single general services agreement; and (ii) to consolidate the various fuel services agreements into a single fuel services agreement. The Ameren Companies will use their best efforts to adopt and adhere to a schedule that will lead to issuance of an order by the ICC within 180 days of filing.

K.          Ameren will provide a copy of the SEC reports described in Section
            1.12 of the SEC Application dated August 2, 2002 to the Manager of the ICC's Finance Department. Ameren will provide copies of all future applications or reports filed with the SEC pursuant to PUHCA, including its "60 day SEC letters," to the Manager of the ICC's Finance Department at the time that such filings are made with the SEC.

L. AmerenUE, AmerenCIPS and AmerenCILCO will not seek to recover in any electric or gas rates subject to ICC jurisdiction ("Rates") any transition or transaction expenses, regardless of whether such expenses are booked above or below the line. For purposes of this Section L., "transition or transaction expenses" shall include, but shall not be limited to, expenses related to or caused by the Acquisition such as investment banking, accounting and legal fees; employee separation or relocation payments. "Transition or transaction expenses" shall not include any capitalized costs, such as investment in information systems, which are used and useful in providing public utility service. In any proceeding initiated by one of the Ameren Companies by filing a change in rates on or before January 1, 2007, the company's initial filing shall show both the amount of transition or transaction expenses incurred during the test period and the exclusion of those expenses from the proposed revenue requirement. Furthermore, the company shall not propose, in any proceeding to establish Rates, any adjustment to the company's revenue requirement to retain for shareholders any portion of merger savings related to the service(s) for which Rates are being established.

M. When filing annual reliability reports, the Ameren Companies shall use a format that follows the sequence of requirements of the ICC's then applicable rules. Currently, 83 Ill. Adm. Code 411.140, as most recently amended, sets forth the applicable reliability reporting rules.

N. Notwithstanding any provision of the Illinois Public Utilities Act, through at least January 1, 2007, each of the Ameren Companies shall seek ICC approval under Article VII of the Act whenever it seeks to engage in: (i) any transfer of tax-exempt debt to an affiliate; and
            (ii) any guarantee of performance of any affiliate's obligations. Notwithstanding any provision of the Illinois Public Utilities Act, the ICC may decline to grant any application for approval filed prior to January 1, 2007 pursuant to this Section N. if the applicant has not demonstrated that the transaction is in the public interest or that the public would be convenienced thereby.

O. Ameren commits to dissolve the legal entity CILCORP as soon as reasonably practicable after all of the indebtedness and other liabilities for which CILCORP is the obligor is paid or otherwise satisfied or discharged.

P. Notwithstanding any provision of the Illinois Public Utilities Act, through at least January 1, 2007, in the event that CIGI is transferred from CILCO, and CILCO is to receive a promissory note or other evidence of indebtedness in compensation, CILCO will seek authority under Article VII of the Act rather than 16-111(g)(vi).



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


Q. The Ameren Utilities shall not argue in any proceeding, or on appeal of any ICC Order, unless Section 9-230 of the Illinois Public Utilities Act is repealed or amended to state otherwise, that the ICC lacks the authority to adopt an appropriate adjustment to the cost of service of one or more of the Ameren Utilities to reflect any adverse effects of the activities or circumstances of any unregulated or non-utility affiliate, including any adverse effect of such activities or circumstances on the Ameren Utilities' credit ratings.

R. None of the Ameren Utilities shall argue in any rate proceeding that the ICC should not include the cost of its outstanding tax-exempt debt in the rate of return it seeks to reflect in tariffed rates.

S. Ameren commits that, within 180 days of closing, the Ameren Companies will make such filings with the ICC as may be necessary to conform the non-rate provisions of their delivery service tariffs and business procedures. Nothing in this Section III.S. is intended to limit the ICC's authority to investigate such filings pursuant to
            Section 9-201 of the Illinois Public Utilities Act.

T. Applicants will jointly conduct a study, subject to such requirements and restrictions as may be applicable under federal and state antitrust laws, including the Hart-Scott-Rodino Act, and will prepare a Projected Saving and Costs document in the form of Applicants' Ex. 3.0, Schedule 2 and provide such document to the Staff no later than December 16, 2002.

U.    1)    All contracts, agreements, tariffs or arrangements, including any amendments thereto, of any kind between CILCO and any Affiliated
            Interest(s), as that term is defined in the Illinois Public
            Utilities Act, that are required to be filed with and/or approved by the SEC, pursuant to the Public Utility Holding Company Act, as amended, and/or FERC, pursuant to the Federal Power Act, as hereinafter amended, or the Natural Gas Act, as hereinafter amended, shall be conditioned upon the following without modification or alteration: Neither CILCO nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the ICC which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CILCO in or as a result of a contract, tariff, agreement, arrangement or transaction with any Affiliated Interest on the basis that such expense, charge, cost or allocation has itself been filed with, accepted for filing, made effective or approved by the SEC and/or FERC or was incurred pursuant to a contract, tariff, arrangement, agreement or allocation method which was filed with, accepted for filing, made effective or approved by the SEC and/or FERC. Nothing in this Section U.1. is intended to alter, change or modify the same condition imposed on AmerenCIPS and AmerenUE by the ICC in the proceeding regarding their merger and reorganization (Docket No. 95-0551).

      2) CILCO will file with the ICC all contracts, tariffs, agreements, arrangements or transactions between CILCO and any Affiliated Interest(s) that require approval under Section 7-101 of the Illinois Public Utilities Act, irrespective of whether such contracts, tariffs, agreements, arrangements or transactions have been filed with, accepted for filing, made effective or approved by or otherwise subject to the jurisdiction of the SEC and/or FERC. Neither CILCO nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the ICC under Section 7-101 of the Illinois Public Utilities Act, as hereinafter amended, which pertains to a contract, tariff, agreement, arrangement or transaction has been filed with, accepted for filing, made effective or approved, or is otherwise subject to the jurisdiction of the SEC and/or FERC. Nothing in this Section U.2. is intended to alter, change or modify the same condition imposed on AmerenCIPS and AmerenUE in the proceeding regarding their merger and reorganization (Docket No. 95-0551).

V. Except with respect to any proposed change in gas base rates filed with the ICC prior to closing of the Acquisition, CILCO will not propose any increases in gas base rates that would become effective prior to October 1, 2005. Nothing herein is intended to restrict, diminish, limit or otherwise alter the ICC's jurisdiction over CILCO's gas base rates, including the authority to reduce those rates, where supported by the evidence after investigation and hearing, either on complaint of a third party or on its own motion.

W. CILCO shall be liable for, and upon proper invoice from the ICC, shall promptly reimburse the ICC for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the Illinois Public Utilities Act.

X. Wherever in these conditions an obligation is conditioned upon receipt of all necessary regulatory approvals, Ameren and its affiliates will use their best efforts to obtain such approvals.

Y. Ameren will file with the ICC the final accounting entries for the transaction, showing the actual dollar values of all involved accounts, within 45 days after the date of the acquisition. At the time of this filing, Ameren will provide a copy to the Manager of the ICC's Accounting Department.


                                       8